

06016182

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnson Electric Holdings

*CURRENT ADDRESS



PROCESSED

AUG 2 3 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02416 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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Annual Report 2006

082-02416

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2006 AUG 22 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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3-31-06


JOHNSON
ELECTRIC

innovating motion

Johnson Electric Holdings Limited

(Stock Code: 179)

JOHNSON ELECTRIC Vision

We are the growth company in
motion related businesses.
Come grow with us.

Being the industry's *growth* leader, Johnson Electric creates significant benefits for all of its stakeholders.

- Customers will have improved value and assurance of supply globally.

- Employees will have the opportunity to learn and *grow* professionally. Hiring of talented new employees will be enhanced because growth is a sought after attribute of preferred employers.

- Suppliers of materials and services will also directly benefit from Johnson Electric's *growth*. Increased component volumes and new products will improve the efficiency, profits and stability of the best companies in Johnson Electric's supply chain.

- In combination, the broad range of *growth* related benefits, ultimately provides superior returns to Johnson Electric's shareholders.

JOHNSON ELECTRIC'S **BRAND PROMISE**

Johnson Electric **is the most reliable partner**

Johnson Electric is responsive and flexible; and has the financial stability and organizational integrity to meet all of our commitments and to support our customer's success. Product reliability and assurance of supply are our commitment.

Johnson Electric **delivers competitive advantage**

Johnson Electric delivers differentiation and innovation through its motion products – subsystems comprising of stepper motors, DC motors, switches, solenoids, flexi circuits, motion control, precision plastics and precision gears.

CORPORATE PROFILE

Johnson Electric is one of the world's largest providers of motion products to global customers in the automotive, commercial and industrial sectors.

Established in 1959, Johnson Electric ships its products to more than thirty countries in over one hundred different motion applications and has a capacity of producing over 3 million motors per day.

Johnson Electric's **goal** is the **creation of shareholder and customer value**. The focus of the Group's business strategy is to grow with innovative and differentiated products that deliver competitive advantage for its customers.

Johnson Electric's principal financial objective is to maximize long-term cash flow by investing in markets and product segments that offer superior growth prospects and in areas where the Group can leverage its substantial resources and competencies.

Johnson Electric employs over 40,000 employees and subcontract workers in 20 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, China, Japan, Israel, Italy, Switzerland, Germany and USA.

Listed on the Hong Kong Stock Exchange since 1984, Johnson Electric is a constituent stock of the Hang Seng Index. It is also a constituent stock of Morgan Stanley Capital International Index and has a sponsored American Depository Receipt Program in the United States through JPMorgan Chase Bank.

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* * Yik-Chun Koo Wang
  Honorary Chairman
* Patrick Shui-Chung Wang *JP*
  Chairman and Chief Executive
* Winnie Wing-Yee Wang
  Vice-Chairman
* Richard Li-Chung Wang
  Executive Director
* # Peter Stuart Allenby Edwards
* # Patrick Blackwell Paul
* # Arkadi Kuhlmann
* # Laura May-Lung Cha
* * Peter Kin-Chung Wang
* # Oscar De Paula Bernardes Neto
* # Michael John Enright

* *Non-Executive Director*
\# *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditors

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited : 179
Bloomberg : 179 HK
Reuters : 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
17th – 20th July 2006

Annual General Meeting

20th July 2006

Dividends (per share)

Interim Dividend : 4.5 HK cents
Paid on : 5th January 2006
Final Dividend : 8.5 HK cents
Payable on : 26th July 2006

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2006

	2006 US$M	2005 (Restated) US$M	Percent increase / (decrease)
Turnover	**1,526**	1,144	33
EBITDA	**201**	211	(5)
Profit before income tax	**116**	157	(26)
Profit attributable to equity holders	**94**	141	(33)
Capital expenditure	**66**	67	(2)
Shareholders' funds	**846**	818	3
Earnings per share (US cents)	**2.56**	3.84	(33)
Dividend per share (US cents)	**1.67**	1.99	(16)

TURNOVER

A compound annual growth rate of 18.4 per cent.



US$M
1600
1400
1200
1000
800
600
400
200
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

A compound annual growth rate of 11.6 per cent.



US$M
160
140
120
100
80
60
40
20
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

SALES BY PRODUCT APPLICATION

For the year ended 31st March 2006

	2006 US$M	**%**	2005 US$M	%
Automotive Motors Group	**643**	**42**	614	54
Commercial Motors Group	**532**	**35**	524	46
Saia-Burgess	**227**	**15**	–	–
Others	**124**	**8**	6	–
Total	**1,526**	**100**	1,144	100


Automotive Motors Group
Commercial Motors Group
Saia-Burgess
Others
2006
2005

SALES BY GEOGRAPHIC DESTINATION

For the year ended 31st March 2006

	2006 US$M	**%**	2005 US$M	%
Europe	**619**	**41**	447	39
America	**396**	**26**	315	28
Asia	**511**	**33**	382	33
Total	**1,526**	**100**	1,144	100


Europe
America
Asia
2006
2005

Note: Certain comparative figures of sales by product application and by geographic destination have been reclassified to conform with the current year's presentation.

A MESSAGE FROM PATRICK WANG

TO OUR SHAREHOLDERS,

The 2006 financial year marked an important watershed in Johnson Electric's development.

Through the acquisitions of Saia-Burgess Electronics Holding AG and Parlex Corporation we are transforming ourselves into a dynamic and truly multinational business with unrivalled technology and capabilities that span DC motors, stepper motors, solenoids, actuators, precision gears, precision plastics, and flexible printed circuits. The Johnson Electric Group is now uniquely positioned to lead our industry in providing innovative motor and "motion" system solutions to our growing global customer base.

These essential strategic advances, however, are being made in the context of a difficult operating environment marked by dramatic raw material price volatility that has significantly depressed near-term gross margins and more than outweighed the ongoing progress management has made in improving operational effectiveness and containing overheads.

SUMMARY OF 2005/06 RESULTS

- For the financial year ended 31st March 2006, total sales were a record US$1,526 million – an increase of 33% compared to the 2005 financial year
- Excluding restructuring charges and provisions, operating profits were US$139 million, a decrease of 15%
- Net earnings attributable to shareholders after restructuring charges and provisions declined 33% to US$94 million or 2.56 US cents per share
- The Board has recommended a final dividend of 1.09 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.67 US cents per share

SALES PERFORMANCE

The major factor behind the strong sales increase for the year was the additional contributions of Saia-Burgess Electronics and Parlex for the five months period since they were acquired in November 2005. In Johnson Electric's Automotive and Commercial Motors Groups sales grew by 3% in the year – reflecting relatively soft market conditions.

The Automotive Motors Group ("AMG") achieved sales of US$643 million, representing a growth rate of 5% compared to the prior year. With the exception of the Body Instruments business unit, where year-on-year sales were flat, all AMG business units grew sales during the year – a creditable performance given the severe structural problems that continue to affect the North American and European automotive industries.

The Commercial Motors Group ("CMG") achieved sales of US$532 million, an increase of 2% over the prior year. Strong growth in the Home Appliance and Business Equipment / Personal Products business units was partially offset by weaker performances in the Power Tools and Audio-Visual product application segments which experienced heightened price competition. The CMG division overall continues to make good progress in shifting the mix of its business to focus on differentiated products where Johnson Electric commands a stronger market position and better pricing power. Nanomotion Ltd., the Group's Israel-based producer of high precision piezo ceramic motors, continues to make progress in developing a range of advanced technological solutions to support the Group's penetration into new markets.

COMMODITY PRICE INCREASES CONTINUE TO PRESSURE GROSS MARGINS

Good progress towards securing our long-term competitiveness contrasted with the negative impact of higher raw material costs during the year. For the third year in succession, the Group's cost of materials increased due to the sharp rise in global commodity prices.

The market price for copper, for example, increased by more than 50% during the financial year – and is presently more than four times its level of three years ago. In the case of steel, although market prices declined during the second-half of the year, the Group did not benefit significantly from this during the period due to the timing and extended nature of its purchase contracts with its steel suppliers.

On-going operational efficiency improvements and copper hedging strategies helped to partially offset these negative trends. Nonetheless, the overall impact of higher material costs, as well as competitive price pressures in some market segments, reduced gross profits in the Automotive and Commercial motor divisions by approximately 11% compared to the prior year.

RESTRUCTURING CHARGES AND THE ACCOUNTING IMPACT OF RECENT ACQUISITIONS

The completion of the Saia-Burgess Electronics and Parlex acquisitions resulted in a number of restructuring initiatives designed to improve the long-term economic performance of these businesses and the expanded Johnson Electric Group. These initiatives, as well as certain other one-time restructuring charges and provisions related to the closing of overseas facilities, resulted in restructuring costs of approximately US$17 million.

The company incurred an amortisation charge of US$6 million due to the requirement to amortise the intangible assets of acquired businesses over periods ranging from 5 years to 25 years.

The overall effects of high commodity prices, business restructuring expenses, and amortisation charges related to our recent acquisitions, resulted in an unsatisfactory decrease in net income for the year.

BUILDING A PLATFORM FOR SUSTAINING LONG-TERM COMPETITIVE ADVANTAGE

For many years now, a central element of Johnson Electric's corporate strategy has been to leverage our low-cost, large-scale manufacturing platform in China to build a leading market position serving global OEM customers. By exploiting that market leadership to invest in elements of the business that our customers also value (speed to market, for example), we have been able to grow market share and volumes – hence further building the company's scale and reinforcing its low cost position.

Looking to the future, a component manufacturing business such as ours must continue to exploit its scale and improve its operational efficiency to achieve further cost reductions. In this regard, we are making steady progress in refining the effectiveness of our China manufacturing operations and global supply chain through a variety of lean manufacturing and Gemba Kaizen improvement techniques.

At the same time, however, it is imperative that we act to *sustain* our competitive advantage by investing in new capabilities that will effectively differentiate our products in the marketplace.

The acquisition of Saia-Burgess Electronics is an essential piece in this strategy and we are satisfied with the progress of this business to date. It brings to Johnson Electric a combination of technology and talent that complements and extends the Group's ability to develop innovative and integrated motion systems. The value-creation opportunity here is both to lower costs by leveraging Johnson Electric's cost base in China (though we do expect to achieve significant purchasing and manufacturing synergies in this area) and enable the Group to offer smart, value-adding solutions to customers across a spectrum of closely related products areas in ways that our competitors cannot match.

Similarly, the addition of Parlex – though a much smaller business – provides new capabilities for Johnson Electric to extend its reach in electronics and electronic assemblies which are becoming an increasingly important feature in the markets where we compete. Although the current operational model of Parlex requires further reshaping to achieve the level of profitability we demand, the business is already beginning to benefit from new business opportunities sourced from other parts of Johnson Electric and Saia-Burgess Electronics which utilise flexible printed circuits inside existing motor and actuator sub-systems.

FUTURE PROSPECTS

Looking ahead, Johnson Electric is well positioned for the 2006/07 financial year and for the longer term.

The steps that we have taken over the past twelve months have significantly enhanced the value-creation potential of our business. Turning that potential into reality, of course, will require further hard work and disciplined execution. A systematic and wide-ranging integration process is well underway to bring out the best of the combined Johnson Electric and Saia-Burgess businesses and to achieve genuine benefits in terms of superior revenue growth and operational cost savings. At Parlex, we are also optimistic that the business is on track to make a positive contribution to both the expanded technology offering and profits of the Group.

Business units serving our traditional micro-motor markets will continue to focus on those customer segments where we are able to differentiate our product offering to achieve attractive margins. In the near-term, we also anticipate an improvement in gross margins as a result of the raw material purchasing contracts that we currently have in place.

The full-year contributions of recent acquisitions can be expected to result in the Group generating annual sales of approximately US$2 billion and, barring unforeseen circumstances, we aim to achieve an improvement in the bottom-line performance in the 2006/07 financial year.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 5th June 2006

BUSINESS REVIEW

OVERVIEW

During the year, Johnson Electric made two strategic acquisitions. In November 2005 Saia-Burgess, a leading supplier of stepper motors, switches, actuators, sensors and electronic controllers to customers within the automotive, industrial, medical, home appliance, and infrastructure automation industries was acquired and, in the same month, Parlex Corporation was also acquired.

The combination of Johnson Electric and Saia-Burgess results in a leading position, globally, in the design and manufacture of micro-motors and stepper motors and a formidable platform from which to leverage competencies in each company. The combination will provide a comprehensive range of electric motors as well as a broader portfolio of electronic and electrical components and sub-systems together with numerous cross-selling and strategic marketing opportunities among customers and across geographic regions.

Parlex is a provider of flexible interconnect solutions to a wide range of end market applications including automotive components, home appliances, telecommunications, computers and business equipment, and medical devices. This addition provides the entire Group access to new capabilities in electronics and electronic assemblies that are an increasingly important factor in electric motor systems and sub-systems.

SALES OVERVIEW

Total Group sales increased by US$382 million, or 33%, to US$1,526 million. This overall increase included the sales contribution of US$227 million and US$47 million by Saia-Burgess and Parlex respectively for the five months period since being acquired.

The Group's Automotive and Commercial motor divisions, which were the core activities of Johnson Electric for many years, represented approximately 77% of total sales for the year. Overall, sales for the Automotive and Commercial motor divisions for the year increased approximately 3% over the prior year.

On a geographical basis, sales to Asia amounted to US$511 million (33% of total sales), an increase of 34%. Sales to Europe were US$619 million (41% of total sales), an increase of 39%, and sales to the Americas were US$396 million (26% of total sales), an increase of 26%.

BUSINESS UNIT SALES PERFORMANCE

We manage the business of the Group through business segments which are customer-focused and through functional centres of excellence in Engineering, Manufacturing, Supply Chain, Finance and Human Resources. The business is grouped under the Automotive Motors Group and the Commercial Motors Group of the original Johnson Electric core, the Saia-Burgess businesses grouped into its three main divisions which are Automotive, Industry and Controls, and the Johnson Electric Capital group of companies which includes Parlex and other businesses.

AUTOMOTIVE MOTORS GROUP ("AMG")

AMG is a leading supplier to the automotive industry supplying motors for a broad range of vehicle applications to OEM, Tier 1 and Tier 2 customers worldwide.

For the 2005/06 financial year AMG's overall sales increased by 5% to US$643 million, accounting for 42% of total Group revenue.

The division is organized into separately managed business units aligned to specific types of motor applications in the vehicle.

Body Climate

Windowlift regulators *Seat adjusters* *HVAC blowers*

The Body Climate Business Unit, which supplies windowlift, seat adjusting and HVAC blower motors, improved sales by 5% from last year to US$114 million. Overall, unit volumes remained relatively strong, but a change in the mix of vehicles negatively impacted planned sales in seat motors. New HVAC product launch delays reduced planned growth in the second half of the year. Continued growth is expected in this business unit with a focus on new project launches in the coming year.

Body Instruments

Doorlock actuators *Windshield washer pumps* *Headlamp adjusters*
Mirror adjusters *HVAC flap actuators* *Headlamp washers*

The Body Instruments Business Unit, which supplies micro-motors for doorlock actuators, windshield washer pumps, and adjusters for mirrors and headlamps, achieved sales of US$152 million, unchanged from the previous year. Volumes remained strong but mix changes resulted in essentially unchanged overall revenue. The coming year will see a strong focus on product pricing, content optimization and cost reduction activities in light of higher commodity prices.

Powertrain Cooling

Cooling fan modules *Cooling fan motors* *Electronic speed controllers*

The Powertrain Cooling Business Unit recorded cooling fan sales up over prior year sales by 5%, to US$266 million, due to higher volumes of new products launched last year and the increased penetration of electronic speed control units on cooling fan modules. Significant restructuring activity has been conducted in this business in recent years following the transition of some motor production from overseas operations to our China manufacturing site.

Powertrain Management

Fuel pumps *Electronic throttle controls* *Air pumps*

The Powertrain Management Business Unit recorded fuel system and engine management products sales up by 15% over the prior year, to US$63 million. Sales remained strong through the second half of the year. The future focus will be on product design innovation to reduce costs.

Chassis Braking

Anti-lock braking systems pump	*Engine starters*	*Windshield wipers*
Transfer case actuators	*Electric parking brakes*	*Rear windshield wipers*

The Chassis Braking Business Unit recorded an increase in sales of 9% over the same period of last year, to US$48 million. Weaker sport utility vehicle sales in North America resulted in lower sales than planned in transfer case actuators and ABS pump motors. Lower sales are anticipated in the coming fiscal year as a result of a change in product mix from ABS and heavy duty wiper motors to new applications in wipers and electric parking brakes.

Shanghai Ri Yong – JEA Gate Electric Co. Ltd. — Joint Venture

A market leader in the supply of radiator cooling fans to the Chinese automotive market, the Shanghai Ri Yong – JEA Gate Electric Co. Ltd. has been, up to the close of the current fiscal year, a joint venture in which Johnson Electric has held a 50% share. In April of 2006, Johnson Electric increased its shareholding in the joint venture to 60% and will be reporting annual results of this entity in future performance reports.

COMMERCIAL MOTORS GROUP ("CMG")

CMG provides tailored motor solutions to global customers in Home Appliances, Power Tools, Business Equipment and Personal Products, and the Audio-Visual market.

For the full year, CMG's sales increased by 2% to a record level of US$532 million, accounting to 35% of total Group sales.

Home Appliances (including Floor and White Goods)

Floor Care Products	***White Goods Products***	***Kitchen Products***
Vacuum blower	*Dishwasher pumps*	*Table blenders*
Extractor	*Dishwasher drain pumps*	*Hand blenders*
Brush rolls	*Washing machine*	*Food processors*
	Washing machine drain pumps	*Mixers*
	Refrigerator fans	*Juice extractors*
	Dishwasher actuators	*Grinders*
		Coffee grinders
		Coffee makers
		Vacuum sealers

The Home Appliances Business Unit increased sales by 11% to reach US$190 million, on flat unit volumes. The progressive gains in market share in the White Goods segment and new "wins" in major Floor Care customer accounts improved the overall product mix and produced significant improvement in average selling prices. The efforts to drive productivity improvements and component cost reductions partially offset the impact from significant raw material price increases. The Business Unit is expecting to sustain its momentum in the target segments by developing better performance motors and rolling out new motion solutions.

Power Tools

Hand Tools	***Garden & Outdoor Products***	***Auto Accessories & Others***	***Starters***
Drills and drivers	*Leaf blower*	*Polishers*	*Lawn and garden*
Saws	*Hedge trimmer*	*Garage door openers*	*Outboard marine*
Sanders	*String trimmer*	*Machine actuator*	*Recreational vehicle*
Grinders	*Bilge pump*		*Winches and pumps*
Hand vaccums			

The Power Tools Business Unit sales decreased 10% as a result of strategically rationalizing the product offering, thus improving overall profitability. The newest addition to the portfolio, the Starter line, is poised for growth with an expanded range of new products following the successful transition of the Mexican operations to Johnson City, in China. The outlook for the business unit continues to be strong, utilizing innovation in its new products and capitalizing on the profitable cordless power tool market trend with both the consumer and professional end users.

Business Equipment and Personal Products

Business Equipment	***Personal Products***	***Health Care & Fitness Products***	***Home Security & Automation***
Printer products	*Hair dryers*	*Medical nebulizer*	*Roller blinds*
Gear box products	*Toys*	*Blood pressure pumps*	*Home lock*
Copiers	*Hair trimmer*	*Treadmill*	
Joysticks	*Hair curlers*	*Breast pump*	
Paper cutters	*Massagers*		
Scanners	*Tooth brushes*		
Shredders	*Shavers*		
Projectors	*Liquid dispenser*		
Bill validators	*Aquarium product*		

The Business Equipment and Personal Products Business Unit increased sales by 10% to US$100 million. The sales growth was fuelled by increased sales in the new Medical and Health Care products segment where sales grew by 72% on a relatively small base, sales to the printer segments where sales increased by 36% fuelled mainly by newer products such as encoder motors and subsystems, and sales of gear box assemblies where sales grew by 18%. The sales to remaining segments were generally flat, due mostly to tough competition based on pricing.

The business unit is poised for growth based on new innovative products such as brushless DC motors and geared motors which were launched in the last quarter of the year. The business unit is also expecting growth as it increases penetration in new market segments such as fitness equipment and home security.

Audio-Visual (including Nihon Mini Motor)

CD-ROM applications

DVD product applications

Game controllers

Digital camera

Digital video camera

Audio-Visual sales for the year have declined from US$79 million to US$78 million, a drop of 1%. This decline is the result of the strategic decision to focus on higher margin segments in the industry. New product launches of game controllers and web cam applications with new global customers in North America and Europe position this business unit for increasing success in the next 2-5 years.

SAIA-BURGESS

The sales contribution from Saia-Burgess for the 5 months since the acquisition was US$227 million. By introducing new products and applications such as curve light actuators and a new generation of HVAC and headlight products, and by expanding its geographic presence through the CEI acquisition in October 2005, Saia-Burgess was able to enter new markets and strengthen its position in existing markets.

The Automotive Division contributed sales of US$134 million. Amongst other products, Saia-Burgess offers door-locking subsystems with up to four microswitches per subsystem, and the trend of OEM's and vehicle assemblers to move in this direction continued in the year. The acquisition by Saia-Burgess of CEI in North America, the leading North American manufacturer of DC flap actuators in the heating / ventilation / air conditioning market (HVAC), helped solidify the Division's market leadership.

The Industry Division contributed sales of US$68 million. It strengthened its position for stepper motors in the heating / ventilation / air conditioning market (HVAC), particularly in France, the Netherlands and Italy. It also strengthened its market share in microswitches for both domestic appliances and industry equipment such as power surge protection devices.

The Controls Division contributed sales of US$25 million. Large projects involving infrastructure automation and more business with OEM customers had a positive influence on the Division's growth, particularly in Europe. This Division has characteristics which are more consistent with the structure and strategy of our Johnson Electric Capital segment and will be managed through that organization in 2006/07.

JOHNSON ELECTRIC CAPITAL

Johnson Electric Capital performs two main functions within the Johnson Electric Group. First, it aims to invest in selected components businesses outside of the core motor and motor systems operations where we believe the Group's distinctive resources and capabilities can bring added value. Second, it functions as a corporate "incubator" for smaller businesses that will benefit from being provided with tailored managerial attention and support to enable them to grow to reach their full potential over time.

Businesses currently under the Johnson Electric Capital umbrella include Parlex Corporation, the recently acquired flexible printed circuits operation, a 54.1% owned engine block castings company located in Sichuan Province, and a 50% owned electrical distribution systems start-up business located in Anhui Province. In the 2006/07 financial year, the Controls Division of Saia-Burgess will also become part of the Johnson Electric Capital portfolio in order to provide this profitable niche player in the European controls market with the appropriate level of support and flexibility to achieve its long-term growth goals.

JOHNSON ELECTRIC TRADING

The financial year 2005/06 was the first full year of trading of Johnson Electric Trading. It was established in 2004/05 to build a sourcing platform in China to supply global customers with a wide range of motor and motor-related electro-mechanical components and specialty materials that are currently not manufactured by the Group.

For the financial year 2005/06, sales increased to US$66 million, compared to US$5 million last year. As a sourcing company, Johnson Electric Trading continued to expand selectively its sourcing networks, which now include over 120 "qualified" components suppliers in China. Customer programs in motors and motor systems started during the year under review are expected to start to yield results in the financial year 2006/07. After reaching its critical mass, Johnson Electric Trading is expected to be a meaningful contributor to the Group's growth.

INVESTING IN PEOPLE

At the end of the financial year, Johnson Electric Group has over 40,000 employees and subcontract workers globally.

Talent Management

Johnson Electric launched an organization-wide talent management programme early in the financial year which is internally referred to as "Session C", named after a similar programme in General Electric. The principal objective of Session C is to identify and develop top talent to meet the Company's global requirements for bench strength and a talent pipeline. Consisting of identification, assessment and development phases, Session C is a CEO-led process that is linked to our strategic planning and business development activities. Emphasis is placed on staff who are considered to be in the top performer and high potential categories or hold a key role in the Company. The CEO leadership talent audit also identifies top Johnson Electric talent whom we refer to as JE Jenes (derived from the word "gene") or JE Tech Jenes.

Performance Management Process and Leadership

The current focus of our continual improvement programme for the performance management process (PMP) is on the consistency of measurement across business units and our functional organisations. Leadership competencies within the PMP are heavily emphasized, ensuring that we build strength for the future.

Learning Organization

More than two years in the making, the Senior Management Development Seminar (SMDS) was successfully launched in June 2005. An international cast of senior managers spent six days offsite to learn and to network. In addition to the review of Harvard and Ivey business cases, JE-specific cases were also reviewed by the attendees, providing particular relevance to the work. The fact that our Chief Executive plays a key role in the development of the SMDS curriculum reflects the importance of learning and development in Johnson Electric.

We continue to run our flagship *JENESIS©* residential leadership development programme annually as an integral part of our talent development process.

Following a successive run under the Engineering Talent Management initiative, the Foundation Skills for Management programme is being rolled out by Johnson University (JU) generally in China. The JU Master of Science (M.Sc.) degree program continues to produce highly qualified and much needed motor engineers each year.

Responsible Corporate Citizen

The *Safety Is Job One* movement in Johnson City, in Shajing, China has yielded impressive results. In January and February 2006 the Johnson City site reported zero lost time accidents for the 130+ million hours worked in that period, an outstanding accomplishment and an important milestone in the site's history.

FINANCIAL REVIEW

OVERVIEW

Total turnover for the year was US$1,526 million, an increase of 33% over last year. This increase is primarily due to the sales contributions of Saia-Burgess and Parlex for the five months period since they were acquired in November 2005.

The Group reported profit attributable to shareholders of US$94.0 million, or 2.56 US cents per share for the year ended 31st March 2006, compared to the restated profit attributable to shareholders of US$141.2 million or 3.84 US cents per share in 2004/05. Profit attributable to shareholders for the year was reduced by pre-tax restructuring costs / provisions of US$17.2 million (US$10.0 million for the prior year) and amortisation of intangible assets of US$7.8 million (US$3.3 million for the prior year).

In November 2005, Johnson Electric made two strategic acquisitions: Saia-Burgess and Parlex. Saia-Burgess is a leading supplier of stepper motors, switches, actuators, sensors and electronic controllers to customers within the automotive, industrial, medical, home appliance, and infrastructure automation industries and Parlex is a provider of flexible interconnect solutions to a wide range of end market applications for global customers. The total consideration for these two acquisitions amounted to US$599.0 million and their addition has resulted in a significant change to the revenues, assets, working capital, and borrowings of the Group compared to a year ago.

The Johnson Electric Group now has a significant investment in intangible assets. The total amount attributable to intangible assets at the end of the year is US$631.6 million, including US$265.0 million of intangible assets such as Patents, Technology, Brands, Development Costs and Customer Relationships, and US$366.6 million of Goodwill.

The Group had borrowings of US$708.1 million at the year-end offset in part by cash balances of $238.5 million. The bridge financing put in place to support the acquisitions of Saia-Burgess in November 2005 was replaced by a syndicated loan agreement for US$530.0 million which was signed on 31 March 2006. The cash flow remained strong with a total of US$159.3 million net cash generated from operating activities in the year.

RESULTS OF OPERATIONS

Analysis of Consolidated Profit and Loss Statement

	2006					2005			
	"AMG" / "CMG" Businesses	Saia-Burgess	Others	Total		"AMG" / "CMG" Businesses	Others	(As restated) Total	
	US$M	US$M	US$M	US$M	%	US$M	US$M	US$M	%
Turnover	1,175.5	226.6	124.2	1,526.3	100.0	1,138.3	5.5	1,143.8	100.0
Cost of sales	(867.2)	(171.3)	(110.7)	(1,149.2)	(75.3)	(790.6)	(5.0)	(795.6)	(69.6)
Gross margins	308.3	55.3	13.5	377.1	24.7	347.7	0.5	348.2	30.4
SG&A	(193.1)	(43.5)	(14.9)	(251.5)	(16.5)	(185.4)	(3.2)	(188.6)	(16.5)
Other gains	13.1	–	–	13.1	0.9	4.3	–	4.3	0.4
EBIT (before restructuring costs)	128.3	11.8	(1.4)	138.7	9.1	166.6	(2.7)	163.9	14.3
Restructuring costs / provisions	(8.3)	(7.8)	(1.1)	(17.2)	(1.1)	(10.0)	–	(10.0)	(0.9)
EBIT	120.0	4.0	(2.5)	121.5	8.0	156.6	(2.7)	153.9	13.4
Finance costs	(3.7)	(2.8)	(1.1)	(7.6)	(0.5)	(0.3)	–	(0.3)	–
Share of profits less losses of JV / Associates	1.7	0.1	0.6	2.4	0.1	2.8	–	2.8	0.2
Profit / (loss) before taxation	118.0	1.3	(3.0)	116.3	7.6	159.1	(2.7)	156.4	13.6
Taxation	(19.2)	(2.3)	(0.4)	(21.9)	(1.4)	(15.2)	–	(15.2)	(1.3)
Profit / (loss) after taxation	98.8	(1.0)	(3.4)	94.4	6.2	143.9	(2.7)	141.2	12.3

Group Turnover

	2006		2005		Increase / (decrease)	
	US$M	%	US$M	%	US$M	%
AUTOMOTIVE MOTORS GROUP (AMG)						
Body Climate	114	8	109	10	5	5
Body Instruments	152	10	152	13	–	–
Powertrain Cooling	266	17	254	22	12	5
Powertrain Management	63	4	55	5	8	15
Chassis Braking	48	3	44	4	4	9
Sub-Total	**643**	**42**	**614**	**54**	**29**	**5**
COMMERCIAL MOTORS GROUP (CMG)						
Home Appliances (including Floor & White Goods)	190	12	171	15	19	11
Power Tools	164	11	183	16	(19)	(10)
Business Equipment / Personal Products	100	7	91	8	9	10
Audio-Visual	78	5	79	7	(1)	(1)
Sub-Total	**532**	**35**	**524**	**46**	**8**	**2**
TOTAL AMG and CMG	1,175	77	1,138	100	37	3
SAIA-BURGESS						
Automotive	134	9	–	–	134	n/a
Industry	68	4	–	–	68	n/a
Controls	25	2	–	–	25	n/a
Sub-Total	**227**	**15**	**–**	**–**	**227**	**n/a**
OTHERS	124	8	6	–	118	n/a
TOTAL TURNOVER	**1,526**	**100**	**1,144**	**100**	**382**	**33**

Note: Certain comparative figures have been reclassified to conform with the current year's presentation.

The sales for the Automotive and Commercial Motors Divisions (AMG and CMG), which represent 77% of the total sales, increased by approximately 3% over the prior year. The Saia-Burgess business units added $227 million of new revenue to the Group in the five months since acquisition.


Turnover
US$M
1600
1400
1200
1000
800
600
400
200
0
02
03
04
05
06

A discussion on the sales performance of individual business units is provided in the Business Review section on page 9 to 15 of this report.

Cost of Sales and Gross Margins

The profitability of the Group has been affected by the significant increase in the costs of raw material components used for motor manufacturing – particularly copper and steel which together represent the largest portion of the Group's material purchases. These adverse impacts have been partially offset by the benefits gained from restructuring in prior periods and through an ongoing drive for productivity.

The Group's gross margins as a percentage of sales decreased from 30.4% for 2004/05 to 24.7% for the current year. Sales of scrap material were taken into account in the determination of the cost of material consumed.

Saia-Burgess' gross margins for the five months period since acquisition was US$55.3 million, representing 24.4% as a percentage of sales in that business.

With the actions taken and being taken to hedge copper, to purchase steel in an effective manner, to continue process and productivity improvements, to address customer pricing issues, and to integrate the recent acquisitions, the Group aims to achieve some improvement in gross margins in the coming year. This forecast is based on current market conditions and is subject to unforeseen circumstances.

Selling and Administrative Expenses ("SG&A")

SG&A increased 33.4% to US$251.5 million, but as a percentage of sales remained at 16.5%. The increase reflects the impact of the additional SG&A for Saia-Burgess and Parlex which amounted to an additional US$50.4 million for the five months period since acquisition.

Under the new accounting standards, acquirers are required to record separately the intangible assets of the acquired businesses at the date of acquisition, and to amortise them. The acquisitions of Saia-Burgess and Parlex and their consolidations into Johnson Electric will therefore result in the amortisation of their intangibles assets over periods ranging from 5 years to 25 years depending on the nature of the intangible asset. The amortisation for the five months period is US$6.2 million.

Restructuring Costs / Provisions

The Group recorded restructuring costs and provisions in the year which totaled US$17.2 million.

Restructuring initiatives in Saia-Burgess and Parlex following their acquisition, which are designed to improve the long-term economic performance of these businesses and the expanded Johnson Electric Group, resulted in costs and provisions which amounted to US$8.9 million.

There were also restructuring costs and provisions in other segments of the business which relate to initiatives in Spain, the US, the UK, and China. These amounted to US$8.3 million.

Other Gains

Other gains increased from US$4.3 million to US$13.1 million. This improvement was mainly due to the increase of interest income of US$3.2 million and gain on the revaluation of investment properties of US$5.7 million.

Depreciation Expense

Depreciation expense increased 25.5% to US$54.4 million mainly due to the acquisition of Saia-Burgess and Parlex.

Earnings Before Interest and Tax ("EBIT")

Excluding the restructuring costs and provisions, EBIT was US$138.7 million, a decrease of US$25.2 million or 15.4%. The Group's "EBIT (before restructuring costs and provisions)" decreased from 14.3% as a percentage of sales in the prior year to 9.1% this year.

Finance Costs

Interest expense for the year amounted to US$7.6 million. The increase is mainly due to the finance costs incurred on the US$520.7 million bridge loan to fund the Saia-Burgess acquisition.


EBIT/Sales
(As a percentage of sales)
%
25
20
15
10
5
0
02
03
04
05
06

Share of Profits less Losses of Jointly Controlled Entities / Associates

The Group's share of profit of jointly controlled companies and associates decreased to US$2.4 million in the 2005/06 year from US$2.8 million in the previous year.

Income Tax Expenses

Taxes on profits increased 44.1% to US$21.9 million, compared to US$15.2 million in the previous year due mainly to the decrease in deferred income tax and the increase of overseas taxation in relation to the Group's operations in Europe and North America.

The effective tax rate for the year was 18.8%, compared to 9.7% a year ago.


Profit Attributable to
Shareholders
US$M
160
140
120
100
80
60
40
20
0
02
03
04
05
06

Profit After Tax

Profit after taxation decreased 33.1% to US$94.4 million.

Profit Attributable to Shareholders

Profit attributable to shareholders and earnings per share decreased 33.4% to US$94.0 million and 2.56 US cents, respectively.

FINANCIAL CONDITION



Earnings per Share
US cents
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
02
03
04
05
06

Assets

Total assets were US$2,014.0 million, up US$952.2 million or 89.7%, due mainly to the inclusion of assets of the acquired companies at the balance sheet date.

Intangible assets at year-end amounted to US$631.6 million. This is an increase of US$588.3 million from the previous year-end mainly due to the acquisitions of Saia-Burgess and Parlex. Of the US$631.6 million at year-end, $366.6 million represents Goodwill which is subject to an annual impairment test and $265.0 million is related to other intangible assets such as Patents, Technology, Brands, Development Costs and Client Relationships.

Goodwill is subject to an annual impairment test, and other intangible assets are subject to annual amortisation over the expected useful lives of the assets. The Goodwill impairment test applied as at 31st March, 2006 showed that there is no impairment, and US$6.2 million of amortisation was recorded for the acquired intangibles for the five months period since acquisition.



Operating Cash Flow
US$M
200
180
160
140
120
100
80
60
40
20
0
02
03
04
05
06

Capital investments totaled US$209.1 million in the year. Excluding the acquisitions, capital expenditures (excluding re-purchase of housing units from employees under the terms of the Staff Home Ownership Scheme) were US$46.5 million, down 17.8% from US$56.6 million previously. Capital expenditures within the acquired companies were US$18.2 million for the five months period to 31st March 2006.

Current assets were US$904.5 million, up US$221.4 million from last year. Included at year-end were current assets from the acquisitions amounting to US$249.5 million: stocks and work in progress US$79.2 million; trade and other receivables US$143.5 million; bank balances and cash US$25.8 million; tax recoverable US$0.3 million; and derivative financial instruments US$0.7 million.



Capital Expenditures
US$M
70
60
50
40
30
20
10
0
02
03
04
05
06

Deposits and bank balances and other financial assets at fair value through profit or loss (described as other investment at the prior year-end) amounted to US$241.2 million, up 2.6%, from US$235.1 million one year ago.

Trade and other receivables increased by 50.4% to US$418.2 million. Trade receivables increased by 58.9% to US$366.9 million and 75.7% of the year-end trade receivable were aged less than 60 days. The Group has reviewed its credit and collections policies and controls in light of the difficult market conditions in the automotive sectors it serves. At year-end there were provisions of US$8.6 million against receivables compared to US$2.5 million a year ago.

Stocks and work in progress increased by 45.2% to US$233.4 million. The sales-to-stock ratio decreased to 6.5 turns from 7.1 turns in the previous year. Excluding the acquisitions, sales-to-stock ratio was 8.1 turns. Efforts to optimise stock holdings continued during the year, with the supply chain management organisation working closely with suppliers.


Sales to Stock
No. of turns
10
9
8
7
6
5
4
3
2
1
0
02
03
04
05
06

Liabilities

Total liabilities were US$1,158.2 million, up US$915.8 million from last year of US$242.5 million, due mainly to the inclusion of US$397.3 million of liabilities of the acquired companies and of US$520.7 million for the bridge loan which was used for the purposes of funding the acquisitions.

Non-current liabilities were US$654.2 million, up US$611.2 million from last year due mainly to the inclusion of US$520.7 million for the bridge loan. Non-current liabilities of the acquired companies amounted to US$96.0 million, comprised mainly of US$26.1 million of long term provisions and US$69.9 million of deferred income tax liabilities.

Current liabilities were US$504.1 million, up US$304.5 million from last year of US$199.5 million. Current liabilities of the acquired companies at year-end amounted to US$301.4 million, comprising trade and other payables of US$119.0 million, current income tax liabilities of US$9.8 million and borrowings of US$172.6 million.

Trade and other payables increased to US$287.7 million, up 60.5% from last year of US$179.2 million.

Current income tax liabilities increased by US$13.9 million to US$18.3 million.

Current borrowings increased from US$13.0 million to US$184.9 million due mainly to the inclusion of US$172.6 million from the acquired companies.

Other provisions were US$12.5 million, up US$9.6 million from last year of US$2.9 million. These provisions mainly represented restructuring costs recorded in the accounts but for which cash outflows will occur after the balance sheet date.

Shareholders' Funds

Shareholders' funds at 31st March 2006 were US$845.5 million, up 3.3% from last year of US$818.3 million.

Reserves increased US$41.4 million or 6.1%. This was mainly due to the retained profit for the year of US$94.0 million; dividend paid and final dividend proposed of US$61.2 million; a loss of US$7.4 million arising on translation of foreign subsidiaries, associated companies and jointly controlled entities; the fair value gain of US$5.5 million for the hedging instrument; US$4.7 million actuarial gains of defined benefit plan and US$4.6 million of opening adjustments for the adoption of new HKFRS.

Share capital decreased by US$2.4 million to US$81.4 million due to the purchase of treasury shares during the year.

TOTAL SHAREHOLDER RETURN (TSR)

For the financial year ended 31st March 2006 the Group provided a Total Shareholder Return of 3%, compared to 33% for the Dow Jones World Electric Component and Equipment Index ("DJWECI"), which is a representative benchmark index of global industry peers.

Over the past five years, the compound annual average TSR of Johnson Electric was -10% compared to 3% achieved by DJWECI.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For the Automotive Motors Group (AMG) and the Commercial Motors Group (CMG) business units the major revenue generating currencies continue to be the US dollars, the Euro and the Japanese Yen. For the year to 31st March 2006, of the sales from these business units, 60% were in US dollars; 32% in Euro; and 8% in Japanese Yen. The major currencies used for purchases of materials and services are the US dollars, the Euro, the Hong Kong dollars and the Japanese Yen. Aside from the US dollars and Hong Kong dollars (which is pegged to the US dollars), material open foreign exchange exposures are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations. Such contracts normally have a duration of less than four months.

The revenues and costs for Saia-Burgess and Parlex are denominated mainly in Euro and US dollars respectively and no material currency exposure is present in these businesses.

Cash and Borrowings

As at 31st March 2006, bank balances and cash (comprising cash and other financial assets at fair value through profit or loss) increased to US$241.2 million, up US$6.1 million from US$235.1 million at the previous year-end.

As at 31st March 2006, 73% of these cash balances was held in US dollars (compared to 63% a year ago); and the average duration of the Group's interest-bearing securities and time deposits was increased to 0.7 month, compared to 0.6 month previously. Hence, the price sensitivity to interest rate movements and the foreign exchange risk of such investments continued to be immaterial.

At the balance sheet date, total borrowings amounted to US$708.1 million, an increase of US$692.1 million from US$16.0 million at the previous year-end. At 31st March 2006, the Group had an outstanding bridge loan in the amount of US$520.7 million. This had been taken out in November 2005 for the purpose of funding the purchase of shares in Saia-Burgess. At 31st March 2006, the Company also had in place a facility agreement with a syndicate of banks for a five-year loan facility of up to US$530.0 million for the express purpose of refinancing the bridge loan. This facility was drawn down on 6th April 2006 to refinance in full the bridge loan. The five-year loan is repayable in full on the Final Maturity Date, 31st March 2011.

The Group's borrowings are mainly denominated in US dollars and Swiss Francs. The bridge loan which is denominated in Swiss Francs is represented by the Group's investment in Saia-Burgess and the Group therefore has no significant exposure to foreign exchange fluctuations in relation to borrowings. Details of borrowings which remain outstanding are included in Note 23 to the accounts.

Liquidity and Financial Leverage

The Group's financial resources and liquidity remained healthy throughout the year. Net borrowings (total borrowings net of cash and other financial assets at fair value through profit or loss) at 31st March 2006 was US$466.9 million and the Group gearing ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss to the shareholders) was 55.2%.

The Group interest coverage ratio (profit before tax and interest expense divided by interest expense) is 16 times, compared to 508 times for prior year. Interest expense of US$7.6 million was incurred on the loans for the acquisition of the Saia-Burgess and on the loans to fund the Group's operational requirements.

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilised short-term borrowing facilities provided by its relationship banks not less than US$200 million.

Funding requirements for capital expenditures are expected to be met by internal cash flows and there are currently no plans to make any significant change in the rate of capital expenditures compared to recent years.

Capital Structure

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time.

Dividend Policy

It is the intention of the Group that the dividend paid should, over the long term, provide shareholders with dividend income broadly consistent with the underlying trend of earnings growth.

At its June 2006 meeting, the Board of Directors recommended a final dividend of 8.5 HK cents (equivalent to 1.09 US cents per share), which together with the interim dividend of 4.5 HK cents (equivalent to 0.58 US cents), represents a total dividend of 13 HK cents per share (equivalent to 1.67 US cents).


Dividends
US$M
80
70
60
50
40
30
20
10
0
02
03
04
05
06

In 2005/06, the dividend payout ratio (including the proposed dividend for the year) was approximately 65% of the profit attributable to shareholders, compared to 52% in 2004/05.

CASH FLOWS

The Group's ability to generate cash from operations continues to be one of the Group's fundamental strengths.

Cash generated from operations increased from US$137.3 million in 2004/05 to US$185.1 million this year. This increase of US$47.8 million is due mainly to continued emphasis on working capital management.

Investing Activities

Net cash used in investing activities increased US$408.1 million to US$550.6 million, due mainly to an increase of US$559.2 million in cash used in the acquisitions of subsidiaries.

Financing Activities

The Group received proceeds from borrowings of US$549.2 million during the year to support the acquisitions of Saia-Burgess and Parlex.

Cash and Cash Equivalents

Total cash and cash equivalents as at 31st March 2006 increased US$62.2 million or 35% to US$238.5 million, compared to US$176.3 million a year ago.

CORPORATE GOVERNANCE REPORT

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

BOARD OF DIRECTORS

As at 31st March 2006, Johnson Electric's Board consisted of three executive directors and eight non-executive directors (of whom six are independent).

The independent non-executive directors, who represent a majority of the Board, are all experienced individuals from a range of industries and geographies. Their mix of professional skills and experience is an important element in the proper functioning of the Board and in ensuring a high standard of objective debate and overall input to the decision-making process. The Board has received from each independent non-executive director a written confirmation of their independence and has satisfied itself of such independence up to the approval date of this report in accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The biographical details of the directors are provided on pages 43 to 48 of this report.

THE BOARD AT WORK

The Board of directors is accountable to shareholders for the activities and performance of the Group. It meets in person on a quarterly basis and on other occasions when a board-level decision on a particular matter is required. The Board has reserved for its decision or consideration matters covering corporate strategy, annual and interim results, directors' appointment, succession planning, risk management, major acquisitions, disposals and capital transactions, and other significant operational and financial matters.

The majority of board meetings are scheduled to last one full day, with directors receiving details of agenda items for decision and minutes of committee meetings in advance of each board meeting.

Although the capacity of any board to involve itself in the details of a large international business is limited, Johnson Electric aims to provide its independent non-executive directors with extensive exposure and access to its operations and management. Over the past four years, the number and duration of board meetings have increased and the board agenda is structured to address the broad spectrum of key governance issues on a regular and systematic basis. Forming part of the continuous professional development programme for directors, visits to the Company's principal operating facilities have been arranged and professional guest speakers are invited to address the Board from time to time.

Major corporate matters that are specifically delegated by the Board to management include the preparation of annual and interim accounts for board approval before public reporting, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory requirements and rules and regulations.

The Group's General Counsel and Chief Financial Officer also attend all board meetings to advise on corporate governance, risk management, statutory compliance, mergers and acquisitions, and accounting and financial matters.

Under the Company's Bye-Law 109(A), one-third of the directors except the executive chairman, who have served longest on the Board, must retire, thus becoming eligible for re-election at each Annual General Meeting. As such, except the executive chairman, no director has a term of appointment longer than three years.

The Company has arranged for appropriate liability insurance to indemnify its directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

COMMITTEES

The monitoring and assessment of certain governance matters are allocated to four committees which operate under defined terms of reference and are required to report to the full Board on a regular basis. The composition of the committees during 2005/06 and up to the date of this report is set out in the table below.

Directors	Audit Committee	Remuneration Committee	Nomination And Corporate Governance Committee	Board Committee
Executive Directors				
Patrick Shui-Chung Wang			M	M
Winnie Wing-Yee Wang		M		M
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards			C	
Patrick Blackwell Paul	C		M	
Arkadi Kuhlmann		C		
Laura May-Lung Cha	M			
Oscar De Paula Bernardes Neto		M		
Michael John Enright	M			

C – Chairman

M – Member

AUDIT COMMITTEE

The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

Three Audit Committee Meetings were held in 2005/06 to discuss and review the following matters together with the Chief Financial Officer, Internal Audit Director and the external auditors:

1. the review of the FY2005 annual results and interim results for FY2006, and to consider that the related disclosures in the financial statements were complete, accurate and fair, and complied with accounting standards, stock exchange and legal requirements, and to submit the same to the board for approval;

2. consideration of the principal accounting policies adopted by the Group;

3. consideration of the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditors and appropriate actions required on significant control weaknesses;

4. the review of the external auditors' independence and recommendation to the board the re-appointment of the external auditors at the 2005 annual general meeting;

5. the review of the Group's report on compliance with laws and regulations in the countries in which it operates;

6. the review of the Internal Audit Department's audit plan and ongoing progress reports;

7. the review of the adequacy and effectiveness of the internal control and risk management systems;

8. consideration of the provision of non-audit services by the external auditors; and

9. the review of the revised terms of reference of the Audit Committee for conformity with the Listing Rules.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

Two committee meetings were held in 2005/06. During the financial year, the committee addressed the following:

1. Annual Incentive Plan (AIP) for senior management: reviewed performance and approved the payment for 2004/05 financial year; also approved the plan revisions for 2005/06 and onwards which will better align the AIP to international market competitiveness;

2. Long term incentive plan for senior management: approved the inclusion of non-expatriate senior management in the stock award plan, which was originally designed and approved for expatriate senior management;

3. Remuneration levels for executive directors: reviewed the philosophy for remunerating executive directors;

4. Remuneration packages and service contracts for senior management: reviewed and approved; and

5. Senior management movement and sourcing of senior management: reviewed and discussed.

One of the key mandates of the committee is to establish a market competitive total remuneration program for senior management and key employees for purposes of attracting, motivating and retaining top international leadership talent. To that end, the committee also stays abreast of current and emerging market trends in North America and Europe, regions from which the Group sources many of its senior management talent. The composition of the committee membership reflects this commitment to an international perspective.

All staff positions, including senior management, are sized based on a job evaluation methodology which takes into account management / technical know-how, problem solving and accountability. Individual senior management remuneration acknowledges individual responsibility, contribution and performance. The base salary takes into account factors such as job value, retention and, for those who have recently been hired, previous remuneration. The annual incentive plan, when payable, is in addition to the basic salary and is entirely performance-based and has both financial and non-financial objectives. The long term incentive plan is an annual award of Johnson Electric stock given to senior management and subject to vesting based upon Group service. It is used both as a retention and as a motivation tool and is designed to maximize long-term shareholder value.

In determining the level of remuneration and fees paid to members of the Board of Directors, a survey of current practices in leading Hong Kong listed companies was conducted. The structure essentially consists of a base remuneration with additional fees payable for attendance at certain committee meetings. Executive directors are not eligible for additional remuneration or fees for Board activities.

No individual director or senior management is involved in approving his or her own remuneration.

In addition to international market competitiveness, the effectiveness of the overall remuneration program could be enhanced if there were programs in place to meet both the basic (hygiene factor) and the motivational (reward) requirements in terms of a short, medium and long term time horizon. The committee ensures that the overall program is comprehensive, balanced and responsive to individual needs.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

The Company follows a formal, fair and transparent procedure for the new appointment of directors to the Board. The committee will first consider necessary changes in respect of the structure, size and composition of the Board, identify suitably qualified candidates by considering their professional knowledge and industry experience, personal ethics, integrity and personal skills and time commitments, and makes recommendation to the Board for decision. In accordance with the Bye-Laws of the Company, every newly appointed director is subject to re-election at the following annual general meeting.

No new directors were nominated in 2005/06.

During the financial year, the committee met on two occasions. The following is a summary of work performed by the committee during the financial year:

1. Consideration and recommendation of the retiring directors for re-election at the annual general meeting;

2. the review and approval of the revised terms of reference of the committee;

3. the review of the structure and composition of the Board;

4. consideration of the independence of all the independent non-executive directors; and

5. a detailed review of the new corporate governance provisions in the Listing Rules.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

BOARD AND COMMITTEE ATTENDANCE

The Board held five full board meetings in 2005/06 and the average attendance rate was 89%. Details of the attendance of individual directors at board meetings and committee meetings during the 2005/06 financial year are set out in the table below:

	No. of meetings attended / held			
Directors	**Full Board Meeting**	**Audit Committee**	**Remuneration Committee**	**Nomination And Corporate Governance Committee**
Executive Directors				
Patrick Shui-Chung Wang *(Chairman and Chief Executive)*	5/5	–	–	2/2
Winnie Wing-Yee Wang *(Vice-Chairman)*	5/5	–	2/2	–
Richard Li-Chung Wang *(Executive Director)*	5/5	–	–	–
Non-Executive Directors				
Yik-Chun Koo Wang *(Honorary Chairman)*	2/5	–	–	–
Peter Kin-Chung Wang	3/5	–	–	–
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards	5/5	–	–	2/2
Patrick Blackwell Paul	5/5	3/3	–	2/2
Arkadi Kuhlmann	5/5	–	2/2	–
Laura May-Lung Cha	5/5	3/3	–	–
Oscar De Paula Bernardes Neto	4/5	–	2/2	–
Michael John Enright	5/5	3/3	–	–
Average attendance rate	89%	100%	100%	100%
Dates of meetings	13/06/2005	07/06/2005	13/06/2005	13/06/2005
	24/08/2005	18/10/2005	27/07/2005	05/12/2005
	09/09/2005	28/11/2005		
	05/12/2005			
	24/03/2006			

INTERNAL CONTROL AND RISK MANAGEMENT

The Board is responsible for ensuring that a sound and effective system of internal controls is maintained within the Group, and for reviewing its effectiveness through the Audit Committee.

The internal control system, which includes a defined management structure with specified limits of authority, is designed to (a) help the achievement of business objectives, and safeguard the Group's assets; (b) ensure proper maintenance of accounting records and reliability of financial reporting; and (c) ensure compliance with relevant legislation and regulations.

The internal control system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss and to manage, but not to eliminate, risks of failure in achieving the Group's objectives.

In accordance with the code provisions on internal control under Appendix 14 of the Listing Rules published by the Stock Exchange, the Board confirms that ongoing processes to identify and manage key risks to the achievement of the Group's strategic objectives are an integral part of the internal control environment. Such processes include strategic planning, the appointment of senior management, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance.

The management maintains and monitors the system of controls, including financial, operational, compliance controls and risk management functions, on an ongoing basis.

The Group's internal audit department, under the supervision of the Director, Internal Audit, independently reviews these controls and evaluates their adequacy, effectiveness and compliance. Audit findings and recommendations are reported to the Audit Committee, Executive Committee members, and the external auditors. In addition, progress on audit recommendations implementation is followed up on a monthly basis. The results are discussed with the Audit Committee on a periodic basis.

Based on the results of evaluations and representations made by the management, the Group's internal audit department and external auditors in 2005/06, the Audit Committee is satisfied that:

- there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company that threaten the achievement of its business objectives;
- a proper system of internal control has been in place in FY2006, and up to the date of approval of the annual report; and
- the system of internal control has been subject to adequate review during the year.

EXTERNAL AUDITOR

Johnson Electric's independent external auditor is PricewaterhouseCoopers. The Audit Committee is responsible for considering the appointment of the external auditor and also reviews any non-audit functions performed by the external auditor for the Group. In particular, the committee will consider, in advance of them being contracted for and performed, whether such non-audit functions could lead to any potential material conflict of interest.

During the 2005/06 financial year, the services (and associated remuneration) provided by PricewaterhouseCoopers to the Group were as follows:

	2005/06	2004/05
	US$M	US$M
Audit	**1.88**	0.77
Taxation	**0.31**	0.31
Other services	**1.49**	0.26

COMMUNICATIONS WITH SHAREHOLDERS

Johnson Electric uses a number of formal communications channels to account to shareholders for the performance of the Company. These include the Annual Report and Accounts, the Interim Report, periodic company announcements made through the Stock Exchange, as well as through the Annual General Meeting. Copies of relevant corporate and financial information are also made available through the Company's website: *www.johnsonelectric.com*.

The Company aims to provide its shareholders and potential investors with high standards of disclosure and financial transparency. In order to provide effective disclosure to investors and potential investors and to ensure they all receive equal access to the same information at the same time, information considered to be of a price sensitive nature is released by way of formal public announcements as required by the Listing Rules. The Company supplements and follows up such announcements through periodic presentations, investor road shows, and conference calls with the international investment community. The Company also welcomes comments and questions from shareholders at its Annual General Meeting.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31st March 2006, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board, which is comprised of a majority of independent non-executive directors, believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2006. No incident of non-compliance was noted by the Company to date in 2005/06.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR ACCOUNTS

The Directors' responsibilities for the accounts are set out on page 42, and the responsibilities of the external auditors to the shareholders are set out on page 50.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2006.

Principal Activities

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are shown in note 47 to the accounts.

Results and Appropriations

The results of the Group for the year ended 31st March 2006 are set out in the consolidated profit and loss account on page 54 of the accounts.

The Directors declared an interim dividend of 0.58 US cents (4.5 HK cents) per share, totalling US$21,195,000, which was paid on 5th January 2006.

The Directors recommend the payment of a final dividend of 1.09 US cents (8.5 HK cents) per share, totalling US$40,035,000, payable on 26th July 2006.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 27 to the accounts.

Distributable Reserves

As at 31st March 2006, the distributable reserves of the Company available for distribution as dividends amounted to US$416,827,000, comprising retained earnings of US$321,554,000 and contributed surplus of US$95,273,000 arising from the reorganisation of Johnson Electric Group in 1988 less a bonus issue in 1991.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus shall not be distributed to the shareholders if there are reasonable grounds for believing that:

1. the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

2. the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Donations

During the year, the Group made charitable and other donations of US$205,000 (2005: US$214,000).

Fixed Assets

Details of the movements in properties, plant and equipment are shown in note 6 to the accounts.

Share Capital

Details of the share capital are shown in note 26 to the accounts.

Directors

The Directors during the year and up to the date of this report were:

Yik-Chun Koo Wang
Patrick Shui-Chung Wang *JP*
Winnie Wing-Yee Wang
Richard Li-Chung Wang
Peter Stuart Allenby Edwards
Patrick Blackwell Paul
Arkadi Kuhlmann
Laura May-Lung Cha
Peter Kin-Chung Wang
Oscar De Paula Bernardes Neto
Michael John Enright

In accordance with Bye-Law 109(A) of the Company's Bye-Laws, Ms. Winnie Wing-Yee Wang, Mr. Richard Li-Chung Wang, Mr. Peter Stuart Allenby Edwards, Mr. Patrick Blackwell Paul and Prof. Michael John Enright retire from office by rotation and, being eligible, offer themselves for re-election.

None of the director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

No contracts of significance in relation to the Group's business to which the Company or any of its fellow subsidiaries was a party and in which a director of the Company had a material interests, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

The Company is controlled through the Board of Directors which comprises eleven Directors. At 31st March 2006, three of the Directors are executive and eight of the Directors are non-executive, of whom six are independent. Their details are set out in the Biographical Details of Directors and Senior Management section on pages 43 to 48.

Disclosure of Interests

A DIRECTORS

As at 31st March 2006, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

	Shares of the Company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Yik-Chun Koo Wang	–	2,183,600,640 *(Notes 1 & 2)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 3)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

2. *Duplications of shareholdings occur among and between the parties shown below under Section B Substantial Shareholders.*

3. *These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.*

Save as disclosed herein, as at 31st March 2006, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the period, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

B SUBSTANTIAL SHAREHOLDERS

As at 31st March 2006, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,135,600,640 *(Notes 1 & 2)*	58.13
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes 1 & 3)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note 4)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note 5)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited and HSBC Trustee (Guernsey) Limited were interested and 937,588,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

4. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

5. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 31st March 2006, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

Share Scheme

A SHARE OPTION SCHEME

The Company has on 29th July 2002 adopted a new share option scheme (herein referred to as the "Scheme").

The major terms of the Scheme, in conjunction with the requirements of chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), are as follows:

1. Purpose

The purpose of the Scheme is to provide incentive or rewards to Participants.

2. Participants

The participants of the Scheme are

(i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or

(ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or

(iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate.

3. Maximum number of shares

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

4. Time of acceptance and exercise of an Option

There is no specific requirement under the Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the Scheme provide that the Board has the discretion to impose a minimum period at the time of grant of any particular option. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted.

5. Subscription price for shares

The subscription price for shares shall be a price determined by the Directors, but shall not be less than the higher of

(i) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and

(ii) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

6. Period of the Scheme

The Scheme will remain in force for a period of ten years from the date of adoption of such Scheme.

Details of the new share options granted under the Scheme as at 31st March 2006 are as follows:–

Type of Grantees	Options held at 01/04/2005	Options granted during the year	Options forfeited during the year	Options held at 31/03/2006	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2004	16/09/2012
	100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2005	16/09/2012
	650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2004	16/09/2012
	650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2005	16/09/2012
	150,000	–	(100,000)	50,000	9.40	10/07/2003	01/07/2005	09/07/2013
	150,000	–	(100,000)	50,000	9.40	10/07/2003	01/07/2006	09/07/2013
	837,500	–	(362,500)	475,000	9.65	31/07/2003	01/07/2005	30/07/2013
	837,500	–	(365,500)	475,000	9.65	31/07/2003	01/07/2006	30/07/2013
	100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2005	31/07/2013
	100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2006	31/07/2013
	100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	05/10/2013
	100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	05/10/2013
	50,000	–	–	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	–	–	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	–	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	–	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	–	50,000	(50,000)	–	7.10	05/05/2005	01/05/2007	04/05/2015
	–	50,000	(50,000)	–	7.10	05/05/2005	01/05/2008	04/05/2015
	4,175,000	100,000	(1,625,000)	2,650,000				

B LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 31st March 2006 are as follows:

Year of grant of shares	Number of shares granted / purchased	Average purchase price (HK$)	Shares to be vested in April				
			2006	2007	2008	2009	2010
2005	2,480,000	7.38	680,000	610,000	520,000	420,000	250,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Johnson Electric Group Ten-Year Summary

A summary of the results and of the assets and liabilities of the Group for last ten financial years are set out on pages 120 to 121.

Pre-emptive Rights

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the Company.

Major Suppliers and Customers

During the year, the Group purchased less than 30% of its goods and services from its five largest suppliers and sold less than 30% of its goods and services to its five largest customers.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Senior Management

The biographical details of the senior management as at the date of this report are set out in the Directors and Senior Management section on pages 43 to 48.

Corporate Governance

Principal corporate governance practices as adopted by the Company are set out in the Corporate Governance Report on pages 26 to 34.

Directors' Responsibilities for the Accounts

The Directors are responsible for the preparation of accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31st March 2006, the Directors have selected suitable accounting policies and applied them consistently; made judgements and estimates that are prudent and reasonable; and have prepared the accounts on the going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

Auditors

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Patrick Shui-Chung Wang

Chairman and Chief Executive

Hong Kong, 5th June 2006

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT


Patrick Wang


Yik-Chun Koo Wang


Winnie Wang


Peter Edwards


Patrick Paul


Arkadi Kuhlmann


Oscar Bernardes


Peter Wang


Laura Cha


Richard Wang


Michael Enright

DIRECTORS

Yik-Chun Koo Wang
Non-Executive Director
Honorary Chairman

Yik-Chun Koo Wang, age 89, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited.

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Member of Nomination And Corporate Governance Committee

Patrick Shui-Chung Wang, age 55, obtained his BSc and MSc degrees in Electrical Engineering and received an Honorary Doctorate of Engineering from Purdue University in Indiana, U.S.A. He joined the Johnson Electric Group in 1972 and became a Director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. He is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is also a member of the Audit Committee and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Vtech Holdings Limited and Tristate Holdings Limited, and is a director of a charitable organization, Heifer International Hong Kong Limited. He is a son of the Honorary Chairman, Ms. Yik-Chun Koo Wang.

Winnie Wing-Yee Wang
Vice-Chairman
Member of Remuneration Committee

Winnie Wing-Yee Wang, age 59, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a Director in 1971 and an Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She is a sister of the Chairman and Chief Executive, Dr. Patrick Wang.

Richard Li-Chung Wang
Executive Director

Richard Li-Chung Wang, age 62, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is an adviser to the Chief Executive. Mr. Wang is a director of UCBH Holdings, Inc. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Peter Stuart Allenby Edwards
Independent Non-Executive Director
Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 58, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies.

Patrick Blackwell Paul
Independent Non-Executive Director
Chairman of Audit Committee and
Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 58, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is a member of the Managing Board of the Kowloon-Canton Railway Corporation and is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd., Kingsway International Holdings Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong, and the Allocations Committee of the Hong Kong Community Chest.

Arkadi Kuhlmann
Independent Non-Executive Director
Chairman of Remuneration Committee

Arkadi Kuhlmann, age 59, has been an Independent Non-Executive Director of the Company since 2003. He has 30 years of banking executive experience and is currently the Chairman and CEO of ING Bank FSB, U.S.A. (a regulated deposit taking institution) and a member of the Leadership and Management Council of ING Group in Amsterdam, The Netherlands. Mr. Kuhlmann has served as a director of more than 10 public and private companies in Canada, U.S.A., U.K., Australia and Hong Kong.

Laura May-Lung Cha
Independent Non-Executive Director
Member of Audit Committee

Laura May-Lung Cha, age 56, has been an Independent Non-Executive Director of the Company since 2004. She obtained a BA degree from the University of Wisconsin and a law degree from the University of Santa Clara. She practiced as an attorney in the 1980's in San Francisco and Hong Kong. She was the Deputy Chairman of the Securities and Futures Commission, a Vice-Chairman of the China Securities Regulatory Commission and a member of the Committee of 100 in US. Mrs. Cha is currently a Non-Official Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, an independent non-executive director of Hong Kong Exchange and Clearing Limited, The Hongkong and Shanghai Banking Corporation Limited and Shanghai Baosteel Group Corporation. She is also a Council Member of the Hong Kong University of Science and Technology, a Senior Advisor to The Investor AB Group in Sweden, a member of the International Council of The Asia Society and Senior Advisor for Asia for The Conference Board in New York.

Peter Kin-Chung Wang
Non-Executive Director

Peter Kin-Chung Wang, age 52, has been a Non-Executive Director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman and CEO of Tristate Holdings Limited and the Managing Director of Hua Thai Manufacturing Public Company Limited. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Oscar De Paula Bernardes Neto
Independent Non-Executive Director
Member of Remuneration Committee

Oscar De Paula Bernardes Neto, age 59, has been an Independent Non-Executive Director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently the Chairman of LID Group and a Director of Delphi Corporation, Metalurgica Gerdau S.A., Gerdau S.A., Satipel S.A. and Suzano Bahia Sul S.A. He is also a member of the Advisory Boards of Bunge Brasil, RBS and Booz Allen & Hamilton do Brasil.

Michael John Enright
Independent Non-Executive Director
Member of Audit Committee

Michael John Enright, age 47, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a principal in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is an independent non-executive director of Shui On Construction and Materials Ltd.

SENIOR MANAGEMENT

Paul Hon-To Tong
Executive Vice President and General Counsel

Paul Hon-To Tong, aged 60, obtained a BSc (Economics) degree, a postgraduate Certificate in Management Studies, and a DBA degree from the University of London, the University of Oxford and the International Management Centres, London in England respectively. He was admitted as a Barrister of the Middle Temple in England, the Supreme Court of Hong Kong and the High Court of Australia. He is responsible for corporate development and legal matters of the Group. He joined Johnson Electric in 1995 as Chief Financial Officer and became Executive Vice President and General Counsel in 2003. Prior to joining Johnson Electric, he had many years' experience in manufacturing, shipping and trading businesses with large multinational groups. He is also a CPA of The Hong Kong Institute of Certified Public Accountants; a Fellow Member of The Association of Chartered Certified Accountants; and an Associate Member of The Chartered Institute of Management Accountants and The Institute of Chartered Secretaries and Administrators.

Tung-Sing Choi
Senior Vice President, Strategic Manufacturing

Tung-Sing Choi, age 56, is responsible for the global manufacturing management of the Group. He joined the Group in 1968, with more than 30 years of experience in motor component manufacturing, motor assembly processes, and the utilization of machines & fixtures.

Bernard Kin-Wah Chu
President of Johnson China Advice Company Limited

Bernard Kin-Wah Chu, age 60, holds a Diploma of Management Studies from Hongkong Polytechnic and a Business Administration Diploma from the University of Hull, U.K. He joined Johnson Electric in 1979 and is responsible for aspects of the Group's manufacturing and corporate affairs in mainland China. Prior to joining Johnson Electric, he had significant experience in finance and administration positions in the Hong Kong manufacturing sector.

Paul Jay DeMand
Senior Vice President, Commercial Motors Group

Paul Jay DeMand, age 41, obtained his BSc in Mechanical and Electrical Engineering from Kettering University (formerly General Motors Institute) and MBA from the University of Detroit. He is responsible for leading the strategic, commercial and operational aspects of the industrial motion businesses worldwide. He joined Johnson Electric in 2003 and prior to that held various executive positions with General Motors, TI Group plc and Solectron Corporation while based in North America, Europe and Asia.

James Randolph Dick
Senior Vice President, Sales & Strategic Marketing

James Randolph Dick, age 52, holds a BSc in Electrical and Electronic Engineering from the University of Paisley in Scotland. He is responsible for developing responses to macro market issues and leading the Company's selling process. He joined the Johnson Electric Group in 1999. He has 30 years experience in high technology management throughout the world. Prior to joining the Group, he held executive positions with Xerox in the U.S.A., IBM in Europe, and most recently with Astec (BSR) Plc, an Emerson company, based in Hong Kong.

Joseph Alan Guisinger
Senior Vice President, Supply Chain Services

Joseph Alan Guisinger, age 39, obtained a BSBA degree in Transportation and Logistics from Ohio State University and a Masters Degree in International Management from Thunderbird. He is responsible for providing leadership and strategic direction in Supply Chain Management for all business units of Johnson Electric. Prior to joining Johnson Electric in 2004, he worked for Emerson and held different senior positions in Supply Chain Management in Asia and North America.

Christopher John Hasson
Chief Executive of Johnson Electric Capital Ltd

Christopher John Hasson, age 43, educated at Manchester University and London Business School (Corporate Finance and Accounting). He is Chief Executive of Johnson Electric Capital Ltd which is the direct investment arm of the Johnson Electric Group. Prior to joining Johnson Electric in 2002, he was a partner of The Boston Consulting Group, where he led the firm's corporate development and industrial goods practices in Greater China.

Horace Man-Shun Ho
Senior Vice President, Human Resources

Horace Man-Shun Ho, age 57, obtained both a honours BSc degree in Physics and Applied Mathematics and a MSc degree in Computer Science from the University of London. He is responsible for developing and implementing human resources strategies as well as health and safety and environmental affairs for Johnson Electric worldwide. He has been with Johnson Electric Group since 2001. He has worked in the United Kingdom and Canada in both HR and Operations roles. Prior to joining Johnson Electric, he was Executive Vice President, Human Resources, of a global company based in Vancouver.

Kam-Chin Ko
Senior Vice President, Automotive Motors Group – Asia

Kam-Chin Ko, age 40, holds a MSc degree in Manufacturing System Engineering from the University of Warwick, U.K. Effective June 2006, he is responsible for the strategic, commercial and operational direction of the Automotive Motors Group in Asia. He joined Johnson Electric in 1988 and in previous positions led the Components and Services Group and the Corporate Engineering function. He is a charter member of the Forming Technologies Association of Manufacturing Engineers and a member of the Institute of Industrial Engineers.

Clive Barry Kydd
Senior Vice President and Chief Financial Officer

Clive Barry Kydd, age 56, is a Fellow of the Institute of Chartered Accountants in England & Wales. He is responsible for overall corporate finance, controllership, accounting and reporting, treasury, tax and information technology as well as the coordination of internal audit. Prior to joining Johnson Electric in 2006 he held senior financial positions in multi-national companies which include The Hawker Siddeley Group, The BOC Group, Lucent Technologies and Aliant Inc. He has worked in the US, Canada, and Europe and has extensive international experience.

Yue Li
Senior Vice President, Corporate Engineering

Yue Li, age 46, obtained a Bachelor of Science degree from Tsinghua University and also a Ph.D from University of Wisconsin-Madison. He is responsible for overall corporate technology, engineering operations and Value Innovation Programs. Prior to joining Johnson Electric in 2004, he worked for Emerson Electric in St. Luios as director of new products, also for Carrier Corporation in Syracuse as director of power electronics and motor technologies, and for Emergency One Inc. in Florida as vice president of product management.

Marc-Olivier Lorenz

Senior Vice President, Automotive Motors Group – Europe and the Americas

Marc-Olivier Lorenz, age 44, obtained a bachelor of business administration degree from HEC Lausanne University, Switzerland. Effective June 2006, he is responsible for the strategic, commercial and operational direction of the Automotive Motors Group in Europe and the Americas, as well as continuing to lead the Automotive Actuator and Switches operations of Saia-Burgess. He joined Saia-Burgess in 1999 and held the position of Deputy Director Automotive until 2001 when he was appointed Director Automotive Division. Prior to joining Saia-Burgess, he held various executive positions with Dana Corporation including European Sales and Marketing Director.

Simon Kwong-Yeung Wong

President of Johnson Electric Trading Limited

Simon Kwong-Yeung Wong, age 47, obtained both the Master of Science and Bachelor of Science degrees from University of California, Berkeley. He is responsible for the business operation of Johnson Electric Trading Limited. Prior to joining Johnson Electric in 2004, he joined General Electric Company in 1996 and has held the position of President of GE Appliances, Asia from 1999 to 2004.

Contents of

STATEMENT OF ACCOUNTS

AUDITORS' REPORT

AUDITORS' REPORT TO THE SHAREHOLDERS OF JOHNSON ELECTRIC HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 51 to 119 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2006 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5th June 2006

CONSOLIDATED BALANCE SHEET

As at 31st March 2006

	Note	2006	2005 (Restated)
		US$'000	US$'000
ASSETS			
Non-current assets			
Properties, plant and equipment	6	**378,543**	244,115
Investment properties	7	**17,202**	8,356
Leasehold land and land use rights	8	**25,355**	27,877
Intangibles	9	**631,592**	43,335
Jointly controlled entities	11	**16,494**	14,921
Associated companies	12	**2,271**	3,193
Deferred income tax assets	25	**32,662**	30,689
Available-for-sale financial assets	13	**5,294**	–
Investment securities	14	–	5,818
Investments in finance leases	18	**152**	426
		1,109,565	378,730
Current assets			
Stocks and work in progress	16	**233,379**	160,771
Trade and other receivables	17	**418,177**	278,028
Derivative financial instruments	15	**7,989**	–
Other financial assets at fair value through profit or loss	19	**2,707**	–
Other investments	20	–	58,813
Income tax recoverable		**3,716**	9,168
Bank balances and cash	21	**238,510**	176,321
		904,478	683,101
Current liabilities			
Trade and other payables	22	**287,688**	179,202
Current income tax liabilities		**18,349**	4,466
Derivative financial instruments	15	**579**	–
Borrowings	23	**184,920**	12,970
Provisions and other liabilities	24	**12,542**	2,891
		504,078	199,529
NET CURRENT ASSETS	23	**400,400**	483,572
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,509,965**	862,302

	Note	2006	2005 (Restated)
		US$'000	US$'000
Non-current liabilities			
Borrowings	23	**523,193**	3,018
Deferred income tax liabilities	25	**88,069**	23,268
Provisions and other liabilities	24	**42,899**	16,649
		654,161	42,935
NET ASSETS		**855,804**	819,367
EQUITY			
Share capital	26	**81,412**	83,780
Reserves	27	**724,093**	682,669
Proposed dividends	27	**40,035**	51,810
		845,540	818,259
Minority interests		**10,264**	1,108
TOTAL EQUITY		**855,804**	819,367

The notes on pages 58 to 119 are an integral part of this financial statement.

PATRICK SHUI-CHUNG WANG
Director

WINNE WING-YEE WANG
Director

COMPANY BALANCE SHEET

As at 31st March 2006

	Note	2006	2005
			(Restated)
		US$'000	US$'000
ASSETS			
Non-current assets			
Subsidiaries	10	**1,013,880**	540,223
Available-for-sale financial assets	13	**5,294**	–
Investment securities	14	–	5,687
		1,019,174	545,910
Current assets			
Trade and other receivables		**54**	3,251
Bank balances and cash	21	**1,011**	181
		1,065	3,432
Current liabilities			
Trade and other payables		**303**	191
		303	191
NET CURRENT ASSETS	23	**762**	3,241
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,019,936**	549,151
Non-Current liabilities			
Borrowings	23	**520,718**	–
		520,718	–
NET ASSETS		**499,218**	549,151
EQUITY			
Share capital	26	**81,412**	83,780
Reserves	27	**377,771**	413,561
Proposed dividends	27	**40,035**	51,810
TOTAL EQUITY		**499,218**	549,151

The notes on pages 58 to 119 are an integral part of this financial statement.

PATRICK SHUI-CHUNG WANG
Director

WINNE WING-YEE WANG
Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2006

	Note	2006 US$'000	2005 (Restated) US$'000
Sales	2	**1,526,328**	1,143,783
Cost of goods sold		**(1,149,235)**	(795,625)
Gross profit		**377,093**	348,158
Other gains, net	28	**13,155**	4,320
Selling and administrative expenses	29	**(251,529)**	(188,583)
Restructuring costs / provisions	30	**(17,248)**	(9,992)
Operating profit		**121,471**	153,903
Finance costs	33	**(7,618)**	(308)
Share of profits less losses of jointly controlled entities / associated companies		**2,398**	2,851
Profit before income tax		**116,251**	156,446
Income tax expenses	34	**(21,884)**	(15,193)
Profit for the year		**94,367**	141,253
Attributable to:			
Equity holders of the Company	36	**93,990**	141,229
Minority interests		**377**	24
		94,367	141,253
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
Basic	37	**2.56**	3.84
Diluted	37	**2.56**	3.84
Dividends	38	**61,230**	73,005

The notes on pages 58 to 119 are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st March 2006

	2006 US$'000	2005 US$'000
Gain on revaluation of properties, plant and equipment transfer to investment properties	**2,368**	462
Deferred tax effect on gain on revaluation of properties, plant and equipment transfer to investment properties	**(414)**	–
Deferred tax effect on investment properties upon the adoption of HKAS – Int 21	–	63
Revaluation surplus realised upon disposal of investment properties	–	(822)
Fair value losses on available-for-sale financial assets	**(627)**	–
Fair value gains on hedging instruments	**6,724**	–
Deferred tax effect on fair value gains in hedging instruments	**(1,177)**	–
Actuarial gains of defined benefit plan upon the adoption of HKAS 19 (Amendment)	**5,777**	–
Deferred tax effect on actuarial gains of defined benefit plan upon the adoption of HKAS 19 (Amendment)	**(1,058)**	–
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	**(7,359)**	8,030
Net income recognised directly in equity	**4,234**	7,733
Profit for the year	**94,367**	141,253
Total recognised income for the year	**98,601**	148,986
Attributable to:		
Equity holders of the Company	**98,224**	148,962
Minority interests	**377**	24
	98,601	148,986
Effect of changes in accounting policy:		
Equity holders of the Company	**3,049**	(1,779)
	3,049	(1,779)

The notes on pages 58 to 119 are an integral part of this financial statement.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2006

	Note	2006	2005
			(Restated)
		US$'000	US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	41	**185,085**	137,334
Interest paid		**(7,618)**	(308)
Income tax paid		**(18,189)**	(14,206)
Net cash generated from operating activities		**159,278**	122,820
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of subsidiaries, net of cash acquired	42	**(559,160)**	(38,902)
Purchase of properties, plant and equipment		**(62,961)**	(53,975)
Purchase of leasehold land and land use rights		**(1,175)**	(6,609)
Proceeds from sale of properties, plant and equipment, leasehold land and land use rights	41	**9,777**	6,441
Purchase of intangibles		**(959)**	(70)
Purchase of other financial assets at fair value through profit or loss		**(16,539)**	(58,633)
Purchase of available-for-sale financial assets		**(2,045)**	(326)
Proceeds from sale of investment securities		**–**	4,520
Proceeds from sale of available-for-sale financial assets		**4,557**	–
Proceeds from sale of other investments		**–**	1,190
Proceeds from sale of other financial assets at fair value through profit or loss		**72,273**	–
Investments in associated companies / jointly controlled entities		**(457)**	(4,150)
Capital element from investments in finance leases		**11**	77
Gross earnings from investments in finance leases		**7**	22
Interest received		**6,025**	2,825
Dividends received from jointly controlled entities		**–**	5,015
Net cash used in investing activities		**(550,646)**	(142,575)

	Note	2006	2005
			(Restated)
		US$'000	US$'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of treasury shares		**(2,368)**	–
Proceeds from borrowings		**549,182**	12,878
Repayments of borrowings		**(20,252)**	(146)
Dividends paid		**(73,005)**	(63,585)
Net cash generated from / (used in) financing activities		**453,557**	(50,853)
Net increase / (decrease) in cash and bank overdrafts		**62,189**	(70,608)
Cash and bank overdrafts at beginning of the year		**176,321**	246,929
Cash and bank overdrafts at end of the year		**238,510**	176,321

Analysis of the balances of cash and bank overdrafts:

	2006	2005
Bank balances and cash	**238,510**	176,321
Cash and cash equivalents at end of year	**238,510**	176,321

The notes on pages 58 to 119 are an integral part of these consolidated financial statements.

NOTES TO THE ACCOUNTS

1. General information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components and materials. The Group has manufacturing plants and sales operations around the world. During the year, the Group acquired control of "Saia-Burgess Electronics Holding AG (Saia-Burgess)" and "Parlex Corporation (Parlex)". Saia-Burgess is a leading supplier of stepper motors, switches, actuators, sensors and electronic controllers to customers within the automotive, industrial, medical, home appliances, and infrastructure automation industries. Parlex is a world leader in the design and manufacture of flexible, interconnect products.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements are presented in thousands of units of US dollars (US$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 5th June 2006.

2. Principal accounting policies

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

In 2005/06, the Group adopted the new / revised standards and interpretations of HKFRS. The effect of adopting the new HKFRS is disclosed in note 44.

2.1 CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31st March 2006.

2. Principal accounting policies *(Cont'd)*

2.2 SUBSIDIARIES

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

Minority interests represent the interests of outside equity holders in the operating results and net assets of subsidiaries.

2.3 JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill (net of any accumulated impairment loss) on acquisition.

2.4 ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary or jointly controlled entity, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill (net of any accumulated impairment loss) on acquisition.

2. Principal accounting policies *(Cont'd)*

2.5 SEGMENT REPORTING

In accordance with the Group's internal financial reporting system, the Group's major business segment is manufacture of motors. For the purpose of these financial statements, the Group has chosen geographical segment information as the primary reporting format.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment based on location of production facilities where the Group's products are produced. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2.6 FOREIGN CURRENCY TRANSLATION

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

2. Principal accounting policies *(Cont'd)*

2.6 FOREIGN CURRENCY TRANSLATION *(Cont'd)*

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity holders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7 PROPERTIES, PLANT AND EQUIPMENT

Properties, plant and equipment other than investment properties (note 2.8) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Depreciation of other properties, plant and equipment is calculated to write off the cost of assets less accumulated impairment losses on a straight-line basis over their estimated useful lives on the following bases:

Buildings on leasehold land	The unexpired term of lease
Buildings situated on freehold land	25 – 50 years
Plant and machinery, equipment, and tools and moulds	2 – 15 years
Furniture and fixtures, motor vehicles and Computers	3 – 10 years

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that properties, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses arising from the disposal of properties, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised as income or expense in the profit and loss account.

2. Principal accounting policies *(Cont'd)*

2.8 INVESTMENT PROPERTIES

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Changes in fair values are recognised in the profit and loss account.

If an item of properties, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of properties, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit and loss account.

2.9 INTANGIBLES

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2. Principal accounting policies *(Cont'd)*

2.9 INTANGIBLES *(Cont'd)*

(b) Intangible assets (other than goodwill)

Patents, technology, brands and client relationships that are acquired by the Group are stated in the balance sheet at fair value at the date of acquisition less accumulated amortisation and impairment losses.

Research and development costs are expensed as incurred and are only recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful life. The estimated useful life for amortisation purpose is:

Patents	3 to 20 years
Technology	15 to 20 years
Brands	25 years
Client relationships	5 to 25 years
Research and development costs	3 to 8 years

2.10 IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation, but are tested at least annually for impairment and also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

2. Principal accounting policies *(Cont'd)*

2.11 INVESTMENTS

The Group classifies its investments in the following categories: other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Other financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within twelve months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 2.13).

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are not recognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value of the 'other financial assets at fair value through profit or loss' category are included in the profit and loss account in the period in which they arose. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains or losses from investment securities.

2. Principal accounting policies *(Cont'd)*

2.11 INVESTMENTS *(Cont'd)*

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

2.12 STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less the estimated costs of completion and the estimated selling expenses.

2.13 TRADE AND OTHER RECEIVABLES

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

2.14 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits with banks, bank overdrafts and highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, and within three months of maturity at acquisition.

2.15 SHARE CAPITAL

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2. Principal accounting policies *(Cont'd)*

2.16 BORROWINGS

Borrowings are recognised at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.17 DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18 EMPLOYEE BENEFITS

(a) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

All actuarial gains and losses are recognised in full in the period in which they occur, outside profit and loss account, in reserve.

2. Principal accounting policies *(Cont'd)*

2.18 EMPLOYEE BENEFITS *(Cont'd)*

(a) Pension obligations *(Cont'd)*

Past-service costs are recognised immediately as income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(b) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the option granted for the employee services is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(c) Employee leave entitlements

Employee entitlements to annual leave and long services leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

(d) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

2.19 PROVISIONS

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2. Principal accounting policies *(Cont'd)*

2.20 REVENUE RECOGNITION

(a) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(b) Interest income

Interest income is recognised when it is earned on a time-proportion basis using the effective interest method.

(c) Gross earnings from investments in finance leases

Gross earnings from investments in finance leases are recognised on the basis as set out in note 2.21(a).

(d) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

(e) Royalty income

Royalty income is recognised on an accrual basis.

2.21 LEASES

(a) Finance leases (as the lessor)

HKAS 17 defines a lease as being an agreement whereby the lessor conveys to the lessee in return for a payment, or series of payments, the right to use an asset for an agreed period of time.

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income.

Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

(b) Operating leases (as the lessee)

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

2. Principal accounting policies *(Cont'd)*

2.22 DIVIDEND DISTRIBUTION

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements when the dividends are approved by the Company's equity holders.

2.23 CONTINGENT LIABILITIES

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

3. Financial risk management

3.1 FINANCIAL RISK FACTORS

The Group's activities expose to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk, interest rate risk and price risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) according to the Group policy, Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units.

(a) Foreign exchange risk

The Group operates globally and is thus exposed to foreign exchange risk. To manage the foreign exchange risk, forward currency and options contracts are used with a view to reducing the net exposure to currency fluctuations.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to evaluate the credit risk of customers. The Group normally grants credit term ranging from 30 to 90 days to its trade customers.

3. Financial risk management *(Cont'd)*

3.1 FINANCIAL RISK FACTORS *(Cont'd)*

(c) Liquidity risk

The Group follows a policy of prudence in managing its cash balances and maintains a high level of liquidity and the availability of funding through an adequate amount of bank credit facilities.

(d) Interest rate risk

The Group's current borrowings are mainly on floating rate basis and interest rate exposure is closely monitored by the management.

(e) Price risk

The Group is exposed to commodity price risk, mainly due to fluctuations in steel and copper prices. The price risk due to steel and copper is reduced through contracts with our suppliers and hedging through derivatives market respectively.

4. Accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.10. The recoverable amounts have been determined based on value-in-use calculations. These calculations require the use of estimates (note 9).

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. Segment information

Primary reporting format – geographical segments

The Group's business operates in three geographical areas by manufacturing location:

	Asia 2006 US$'000	America 2006 US$'000	Europe 2006 US$'000	Group 2006 US$'000
Sales	954,090	120,992	451,246	**1,526,328**
Operating profit / (loss)	126,773	29	(5,331)	**121,471**
Finance costs				**(7,618)**
Share of profits less losses of jointly controlled entities / associated companies	2,375	–	23	**2,398**
Profit before income tax				**116,251**
Income tax expenses				**(21,884)**
Profit for the year				**94,367**
Attributable to:				
Equity holders of the Company				**93,990**
Minority interests				**377**
Segment assets	886,916	122,206	609,445	**1,618,567**
Jointly controlled entities	16,494	–	–	**16,494**
Associated companies	–	–	2,271	**2,271**
Available-for-sale financial assets	5,294	–	–	**5,294**
Other financial assets at fair value through profit or loss	2,705	2	–	**2,707**
Derivative financial instruments	7,335	–	654	**7,989**
Deferred income tax assets and income tax recoverable				**36,378**
Unallocated corporate assets				**324,343**
Total assets				**2,014,043**
Segment liabilities	715,641	43,341	292,839	**1,051,821**
Deferred income tax liabilities and income tax liabilities				**106,418**
Total liabilities				**1,158,239**
Restructuring costs / provisions	1,644	1,106	14,498	**17,248**
Capital expenditure	47,307	4,208	14,148	**65,663**
Addition of properties, plant and equipment from the acquisition of subsidiaries	5,282	27,883	110,260	**143,425**
Depreciation on properties, plant and equipment	34,479	4,791	16,380	**55,650**
Amortisation charge on leasehold land and land use rights	318	–	–	**318**
Amortisation charge on intangibles	170	424	7,234	**7,828**
Sales by geographical destinations of customers	510,969	396,181	619,178	**1,526,328**

5. Segment information *(Cont'd)*

Primary reporting format – geographical segments *(Cont'd)*

	Asia 2005 US$'000	America 2005 US$'000	Europe 2005 US$'000	Group 2005 (Restated) US$'000
Sales	783,640	80,880	279,263	1,143,783
Operating profit / (loss)	157,728	(9,767)	5,942	153,903
Finance costs				(308)
Share of profits less losses of jointly controlled entities / associated companies	2,840	–	11	2,851
Profit before income tax				156,446
Income tax expenses				(15,193)
Profit for the year				141,253
Attributable to:				
Equity holders of the Company				141,229
Minority interests				24
Segment assets	726,089	42,552	170,588	939,229
Jointly controlled entities	14,921	–	–	14,921
Associated companies	3,159	–	34	3,193
Investment securities and other investments	64,631	–	–	64,631
Deferred income tax assets and income tax recoverable				39,857
Total assets				1,061,831
Segment liabilities	122,857	9,991	81,882	214,730
Deferred income tax liabilities and income tax liabilities				27,734
Total liabilities				242,464
Restructuring costs / provisions	2,616	6,958	418	9,992
Capital expenditure	56,339	3,417	7,229	66,985
Addition of properties, plant and equipment from the acquisition of subsidiaries	9,123	–	–	9,123
Depreciation on properties, plant and equipment	30,212	3,296	10,859	44,367
Amortisation charge on leasehold land and land use rights	718	–	–	718
Amortisation charge on intangibles	1,615	440	1,258	3,313
Sales by geographical destinations of customers	382,359	314,411	447,013	1,143,783

5. Segment information *(Cont'd)*

Secondary reporting format – business segments

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components and materials.

The segment results for the year ended 31st March are as follows:

	Sales		Capital expenditure		Total assets	
	2006	2005	**2006**	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Manufacturing and sales	**1,460,574**	1,138,024	**65,577**	66,855	**1,984,120**	1,028,799
Trading	**65,754**	5,759	**86**	130	**29,923**	33,032
	1,526,328	1,143,783	**65,663**	66,985	**2,014,043**	1,061,831

6. Properties, plant and equipment

Group

	Freehold land and buildings US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
At 1st April 2004, as previously reported					
Cost	95,993	437,779	11,027	119,278	664,077
Accumulated depreciation	(32,213)	(318,161)	–	(65,696)	(416,070)
Adoption of HKAS 17	(22,359)	–	–	–	(22,359)
Net book amount, as restated	41,421	119,618	11,027	53,582	225,648
Year ended 31st March 2005					
Opening net book amount, as restated	41,421	119,618	11,027	53,582	225,648
Exchange differences	663	866	53	949	2,531
Acquisitions of subsidiaries	3,633	2,716	72	2,702	9,123
Additions	8,334	17,213	19,071	15,758	60,376
Transfer	22	(1,071)	(18,309)	19,358	–
Disposals	(5,690)	(2,413)	(6)	(1,087)	(9,196)
Depreciation	(2,582)	(23,412)	–	(18,373)	(44,367)
Closing net book amount	45,801	113,517	11,908	72,889	244,115
At 1st April 2005, as previously reported					
Cost	113,342	406,898	11,908	188,144	720,292
Accumulated depreciation	(39,449)	(293,381)	–	(115,255)	(448,085)
Adoption of HKAS 17	(28,092)	–	–	–	(28,092)
Net book amount, as restated	45,801	113,517	11,908	72,889	244,115
Year ended 31st March 2006					
Opening net book amount, as restated	**45,801**	**113,517**	**11,908**	**72,889**	**244,115**
Exchange differences	(194)	(2,336)	(1,151)	493	**(3,188)**
Acquisitions of subsidiaries (note 42)	66,175	49,404	6,463	21,082	**143,124**
Additions	5,443	22,512	20,698	15,835	**64,488**
Transfer	3,283	6,262	(19,777)	10,232	–
Transfer to investment properties	(296)	–	–	–	**(296)**
Disposals	(4,142)	(2,823)	(129)	(2,552)	**(9,646)**
Provision for impairment (note 31)	(1,393)	(3,011)	–	–	**(4,404)**
Depreciation	(5,070)	(27,953)	–	(22,627)	**(55,650)**
Closing net book amount	**109,607**	**155,572**	**18,012**	**95,352**	**378,543**
At 31st March 2006					
Cost	**166,203**	**518,977**	**18,012**	**292,321**	**995,513**
Accumulated depreciation	**(56,596)**	**(363,405)**	–	**(196,969)**	**(616,970)**
Net book amount	**109,607**	**155,572**	**18,012**	**95,352**	**378,543**

Freehold land is located in Thailand, Europe and North America.

* Other assets comprise equipment, furniture and fixtures, motor vehicles, moulds and tools.

7. Investment properties

	2006 US$'000	2005 US$'000
At 1st April, as restated	**8,356**	8,945
Fair value gains (note 28)	**5,671**	462
Transfer from properties, plant and equipment and leasehold land		
– Costs	**807**	–
– Revaluation surplus (note 27)	**2,368**	–
Disposals	–	(1,051)
At 31st March	**17,202**	8,356

The investment properties were revalued on an open market value basis as at 31st March 2006 by an independent, professionally qualified valuer, DTZ Debenham Tie Leung Limited, Registered Professional Surveyors.

The Group's interests in investment properties at their net book values are analysed as follows:

	2006 US$'000	2005 US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	**17,202**	8,356

8. Leasehold land and land use rights

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

Group

	2006 US$'000	2005 US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	**20,857**	23,196
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	**4,498**	4,681
	25,355	27,877

	2006 US$'000	2005 US$'000
At 1st April, as previously reported	–	–
Adoption of HKAS 17	**27,877**	22,019
At 1st April, as restated	**27,877**	22,019
Exchange adjustments	**(371)**	(14)
Additions	**1,175**	6,609
Transfer to investment properties	**(511)**	–
Acquisition of subsidiaries (note 42)	**301**	–
Amortisation of prepaid operating lease payment	**(318)**	(718)
Disposals	**(2,798)**	(19)
At 31st March	**25,355**	27,877

9. Intangibles

	Goodwill US$'000	Negative goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	Client relationships US$'000	Development costs US$'000	Total intangibles US$'000
At 31st March 2004, as previously reported								
Cost	20,987	(2,919)	3,161	–	–	–	5,447	26,676
Accumulated amortisation and impairment	(4,069)	873	(1,102)	–	–	–	(2,304)	(6,602)
Net book amount	16,918	(2,046)	2,059	–	–	–	3,143	20,074
At 1st April 2004	16,918	(2,046)	2,059	–	–	–	3,143	20,074
Exchange adjustments	3	(26)	123	–	–	–	31	131
Acquisitions of subsidiaries	26,373	–	–	–	–	–	–	26,373
Additions	–	–	58	–	–	–	12	70
Amortisation	(1,917)	208	(650)	–	–	–	(954)	(3,313)
At 31st March 2005	41,377	(1,864)	1,590	–	–	–	2,232	43,335
At 31st March 2005								
Cost	47,112	(2,945)	3,342	–	–	–	4,866	52,375
Accumulated amortisation and impairment	(5,735)	1,081	(1,752)	–	–	–	(2,634)	(9,040)
Net book amount	41,377	(1,864)	1,590	–	–	–	2,232	43,335
At 1st April 2005, as previously reported	**41,377**	**(1,864)**	**1,590**	–	–	–	**2,232**	**43,335**
Adoption of HKFRS 3	–	1,864	–	–	–	–	–	1,864
At 1st April 2005, as restated	**41,377**	–	**1,590**	–	–	–	**2,232**	**45,199**
Exchange adjustments	(6,436)	–	(97)	(1,909)	(859)	(1,414)	(43)	(10,758)
Acquisitions of subsidiaries	331,690	–	5	130,144	53,245	88,936	–	604,020
Additions	–	–	157	–	–	–	802	959
Amortisation	–	–	(529)	(3,430)	(838)	(1,958)	(1,073)	(7,828)
At 31st March 2006	**366,631**	–	**1,126**	**124,805**	**51,548**	**85,564**	**1,918**	**631,592**
At 31st March 2006								
Cost	**366,631**	–	**3,407**	**128,235**	**52,386**	**87,522**	**5,625**	**643,806**
Accumulated amortisation and impairment	–	–	**(2,281)**	**(3,430)**	**(838)**	**(1,958)**	**(3,707)**	**(12,214)**
Net book amount	**366,631**	–	**1,126**	**124,805**	**51,548**	**85,564**	**1,918**	**631,592**

9. Intangibles *(Cont'd)*

A segment-level summary of the goodwill allocation is presented below:

	2006 Total US$'000	2005 Total US$'000
Asia	**42,288**	39,513
Unallocated	**324,343**	–
	366,631	39,513

In accordance with HKAS 36 "Impairment of Assets" the Group completed its annual impairment test for goodwill to the Group's various cash generated units ("CGUs") by comparing their recoverable amounts to their carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on a value-in-use calculation. These calculations use cashflow projections based on financial forecasts covering the first five-year period together with cash flows beyond the five-year period which are extrapolated using the estimated growth rates for the respective CGUs in the range of 0% to 1%. Future cash flows are discounted at the rate of 10%. This growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. There was no evidence of impairment arising from the review.

Goodwill of US$324,343,000 arising from the acquisitions of Saia-Burgess and Parlex during the year is shown as "unallocated" in the segment analysis. The Group is in the process of assessing the synergistic effect that the acquisitions of Saia-Burgess and Parlex will bring to the respective CGUs of the Group and may allocate the goodwill to those respective CGUs after such assessment is completed by March 2007.

10. Subsidiaries

Company	**2006 US$'000**	2005 (Restated) US$'000
Unlisted shares, at cost	**1,008,580**	479,075
Amounts due from subsidiaries	**462,831**	457,579
	1,471,411	936,654
Amounts due to subsidiaries	**(457,531)**	(396,431)
	1,013,880	540,223

Balances with subsidiaries are not repayable within the next twelve months.

Details of principal subsidiaries are shown in note 47.

11. Jointly controlled entities

The Group has a 50% interest in two jointly controlled entities, Shanghai Ri Yong-JEA Gate Electric Co., Ltd. and CJ Electric Systems Co. Ltd. The details of incorporation and principal activities are shown in note 47. The following amounts represent the Group's 50% share of the assets and liabilities, and sales and results of the jointly controlled entities.

	2006	2005
	US$'000	US$'000
Assets		
Non-current assets	**5,538**	5,750
Current assets	**17,494**	12,689
	23,032	18,439
Liabilities		
Current liabilities	**6,538**	3,518
	6,538	3,518
Net assets	**16,494**	14,921
Income	**19,642**	17,309
Expenses	**(18,069)**	(14,577)
Profit after income tax	**1,573**	2,732

12. Associated companies

Group	**2006**	2005
	US$'000	US$'000
Beginning of the year	**3,193**	13,163
Share of associated companies' results		
– profit before taxation	**932**	139
– taxation	**(107)**	(20)
Exchange differences	**(15)**	(8)
Other equity movements	**–**	(13,131)
Transfer associates to subsidiaries	**(3,799)**	–
Acquisition of associate by a subsidiary	**457**	–
Acquisitions of subsidiaries	**1,610**	3,050
End of the year	**2,271**	3,193

Details of principal associated companies are shown in note 47.

13. Available-for-sale financial assets

	Group		Company	
	2006	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000
Carrying value of redesignated financial assets	**5,818**	–	**5,687**	–
Fair value adjustment pursuant to transitional provision of HKAS 39	**925**	–	**925**	–
Carrying value as at 1st April 2005, as restated	**6,743**	–	**6,612**	–
Additions	**45**	–	**45**	–
Disposal	**(867)**	–	**(736)**	–
Fair value loss transfer to equity	**(627)**	–	**(627)**	–
End of the year	**5,294**	–	**5,294**	–

There were no impairment provisions on available-for-sale financial assets in 2006.

Available-for-sale financial assets include the following:

	2006	2005
	US$'000	US$'000
Unlisted securities		
– Unlisted equity investments	**5,294**	–

14. Investment securities

	Group		Company	
	2006	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000
Unlisted equity securities	–	5,818	–	5,687

From 1st April 2005 onwards, the Group classifies its investment securities to available-for-sale financial assets.

15. Derivative financial instruments

	Assets		Liabilities	
	2006	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000
Interest-rate swaps-held for trading	**654**	–	–	–
Forward foreign exchange contracts				
– cash flow hedges	–	–	**371**	–
– held for trading	–	–	**208**	–
Commodity contracts				
– raw material hedge (note)	**7,097**	–	–	–
– held for trading	**238**	–	–	–
Total	**7,989**	–	**579**	–
Current portion	**7,989**	–	**579**	–

Note: This represents hedging contracts for future purchase of copper.

16. Stocks and work in progress

Group	**2006**	2005
	US$'000	US$'000
Raw materials	**129,616**	85,464
Work in progress	**14,579**	5,746
Finished goods	**89,184**	69,561
	233,379	160,771

17. Trade and other receivables

	2006	2005
	US$'000	US$'000
Trade receivables	**375,558**	233,474
Less: provision for impairment of receivables	**(8,612)**	(2,539)
Trade receivables – net	**366,946**	230,935
Prepayments and other receivables	**51,223**	47,078
Investments in finance leases (note 18)	**8**	15
	418,177	278,028

All trade and other receivables are either repayable within one year or on demand. Accordingly, the fair value of the Group's and the Company's trade and other receivables are approximately the same as the carrying value.

17. Trade and other receivables *(Cont'd)*

The trade and other receivables include trade receivables of US$375,558,000 (2005: US$233,474,000). The Group normally grants credit period ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables was as follows:

Group	**2006**	2005
	US$'000	US$'000
0-60 days	**284,475**	162,847
61-90 days	**41,226**	36,254
Over 90 days	**49,857**	34,373
Total	**375,558**	233,474

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

18. Investments in finance leases

Group	**2006**	2005
	US$'000	US$'000
Non-current receivables		
Finance leases – gross receivables	**209**	629
Unearned finance income	**(57)**	(203)
	152	426
Current receivables		
Finance leases – gross receivables	**16**	37
Unearned finance income	**(8)**	(22)
	8	15

18. Investments in finance leases *(Cont'd)*

The finance leases are receivable in the following years:

	Net investment		Unearned finance income		Gross receivables	
	2006	2005	**2006**	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Within one year	**8**	15	**8**	22	**16**	37
In the second to fifth year	**36**	75	**27**	78	**63**	153
After the fifth year	**116**	351	**30**	125	**146**	476
	160	441	**65**	225	**225**	666

The Group has entered into agreements with its employees whereby certain leasehold property assets of the Group which are located in Hong Kong are leased to these employees. Under the terms of these agreements, substantially all the risks and rewards of ownership of the assets are transferred to the employees. Consequently, these transactions are accounted for as finance leases.

19. Other financial assets at fair value through profit or loss

Group	**2006** **US$'000**	2005 US$'000
Listed securities:		
– Equity securities – US	**2**	–
Market value of listed securities	**2**	–
Unlisted securities:	**2,705**	–
The carrying amounts of the above financial assets are classified as follows:		
Designated as fair value through profit or loss on initial recognition	**2,707**	–
	2,707	–

Other financial assets at fair value through profit or loss are presented within the section on operating activities as part of changes in working capital in the cash flow statement (note 41).

20. Other investments

Group	2006 US$'000	2005 US$'000
Unlisted investments	–	24,386
Listed investments, outside Hong Kong	–	34,427
Total	–	58,813

From 1st April 2005 onwards, the Group classifies its investments in the following categories: financial assets at fair value through profit or loss, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

21. Bank balances and cash

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Cash at bank and in hand	67,228	38,923	651	181
Short-term bank deposits	171,282	137,398	360	–
	238,510	176,321	1,011	181

The effective interest rate on short-term bank deposits was 4.32% (2005: 2.58%); these deposits have an average maturity of 30 days.

Cash included in the cash flow statement as follows:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Cash and cash equivalents	238,510	176,321	1,011	181

22. Trade and other payables

	2006 US$'000	2005 US$'000
Trade payables	**194,925**	128,255
Accrued expenses and sundry payables	**92,763**	50,947
	287,688	179,202

The trade and other payables include trade payables of US$194,925,000 (2005: US$128,255,000). The ageing analysis of trade payables was as follows:

Group	**2006** US$'000	2005 US$'000
0-60 days	**151,055**	91,124
61-90 days	**15,652**	15,888
Over 90 days	**28,218**	21,243
Total	**194,925**	128,255

23. Borrowings

	Group		**Company**	
	2006 US$'000	2005 US$'000	**2006** US$'000	2005 US$'000
Non-Current				
Bank borrowings (note)	**520,723**	–	**520,718**	–
Other loans	**2,470**	3,018	–	–
	523,193	3,018	**520,718**	–
Current				
Bank borrowings	**184,710**	12,878	–	–
Other loans	**210**	92	–	–
	184,920	12,970	–	–

23. Borrowings *(Cont'd)*

The maturity of borrowings is as follows:

	Group				Company	
	Bank loans		Other loans		Bank loans	
	2006	2005	**2006**	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Within one year	**184,710**	12,878	**210**	92	**–**	–
In the second year	**5**	–	**364**	239	**–**	–
In the third to fifth year (note)	**520,718**	–	**1,059**	949	**520,718**	–
After the fifth year	**–**	–	**1,047**	1,830	**–**	–
	705,433	12,878	**2,680**	3,110	**520,718**	–

Interest is charged on the outstanding balances at 1.5% to 6.875% per annum (2005: 1.5% to 3.2% per annum).

The carrying amount of the above loans approximate their fair value as at 31st March 2006.

Note: At 31st March 2006, the Group had an outstanding bridge loan in the amount of US$520,718,000. This had been taken out in November 2005 for the purpose of funding the purchase of shares in Saia-Burgess. At 31st March 2006 the Company also had in place a facility agreement with a syndicate of banks for a five-year loan facility of up to US$530,000,000, for the express purpose of refinancing the bridge loan. This facility was drawn down on 6th April 2006 to refinance in full the bridge loan. The five-year loan is repayable in full on the Final Maturity Date, 31st March 2011. Accordingly, the bridge loan is classified as non-current in the balance sheet.

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000
Hong Kong dollar	**9,710**	9,986	**–**	–
US dollar	**124,209**	–	**–**	–
Euro	**42,481**	3,096	**–**	–
Swiss Francs	**520,718**	–	**520,718**	–
Other currencies	**10,995**	2,906	**–**	–
	708,113	15,988	**520,718**	–

24. Provisions and other liabilities

Group	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Sundries US$'000	Total US$'000
At 1st April 2004	2,402	–	13,742	–	–	16,144
Exchange adjustments	(6)	–	826	–	–	820
Acquisitions of subsidiaries	539	–	–	–	–	539
Provisions	29	9,992	2,951	–	–	12,972
Utilised	(1,137)	(7,101)	(2,697)	–	–	(10,935)
Reclassification	616	–	(616)	–	–	–
At 1st April 2005	2,443	2,891	14,206	–	–	19,540
Exchange adjustments	(26)	–	(1,188)	–	–	(1,214)
Acquisitions of subsidiaries (note 42)	701	–	22,353	8,787	978	32,819
Provisions	348	17,248	3,652	–	26	21,274
Utilised	(274)	(7,890)	(2,911)	(126)	–	(11,201)
Recognised as equity	–	–	(5,777)	–	–	(5,777)
At 31st March 2006	**3,192**	**12,249**	**30,335**	**8,661**	**1,004**	**55,441**
Less: non-current portion	**(3,192)**	–	**(30,335)**	**(8,368)**	**(1,004)**	**(42,899)**
Current portion	–	**12,249**	–	**293**	–	**12,542**

24.1 Restructuring

Details of provision of restructuring cost are as follows:

	2006 US$'000	2005 US$'000
Asset write-offs (including provision for impairment)	**2,763**	184
Other costs	**9,486**	2,707
	12,249	2,891

24. Provisions and other liabilities *(Cont'd)*

24.2 Retirement benefit obligations

Most of the pension plans are final salary defined benefit plans. The assets of the funded plans are held independently of the Group assets in separate trustee administered funds. The Group's major plans are valued by qualified actuaries annually using the projected unit credit method.

The principal actuarial assumptions used for retirement benefit obligation were as follows:

	2006	2005
Discount rate	**3% – 4.25%**	4.5%
Expected return on plan assets	**0% – 7%**	0%
Future salary increases	**0% – 3%**	3%
Future pension increases	**0% – 3%**	2%

The amounts recognised in the consolidated balance sheet are determined as follows:

	2006 **US$'000**	2005 US$'000
Present value of funded obligations	**112,159**	–
Present value of unfunded obligations	**20,579**	14,206
Present value of total obligations	**132,738**	14,206
Fair value of plan assets	**(102,403)**	–
	30,335	14,206

The movement in the obligation recognised in the consolidated balance sheet is as follows:

	2006 **US$'000**	2005 US$'000
Beginning of the year	**14,206**	13,742
Current service cost	**2,973**	1,948
Actual employee contributions	**1,001**	–
Interest cost	**2,456**	1,003
Actuarial loss on obligation	**747**	–
Acquisitions of subsidiaries	**116,179**	–
Reclassified to other account	–	(616)
Actual benefits paid	**(1,956)**	(2,697)
Exchange differences	**(2,868)**	826
End of the year	**132,738**	14,206

24. Provisions and other liabilities *(Cont'd)*

24.2 Retirement benefit obligations *(Cont'd)*

Changes in the fair value of the plan assets are as follows:

	2006	2005
	US$'000	US$'000
Beginning of the year	**–**	–
Expected return on plan assets	**1,777**	–
Actuarial gains on obligation	**6,428**	–
Actual company contributions	**1,321**	–
Actual employee contributions	**1,001**	–
Acquisitions of subsidiaries	**93,827**	–
Actual benefits paid	**(375)**	–
Exchange differences	**(1,576)**	–
End of the year	**102,403**	–

The amounts recognised in the consolidated profit and loss account are as follows:

	2006	2005
	US$'000	US$'000
Current service cost	**2,973**	1,948
Interest cost	**2,456**	1,003
Expected return on plan assets	**(1,777)**	–
Total expenses, included in staff costs	**3,652**	2,951

The actuarial losses recognised in the consolidated statement of recognised income and expense in current year was US$5,777,000 (2005: US$0).

The cumulative actuarial losses recognised in the consolidated statement of recognised income and expense amount to US$5,777,000 (2005: US$0).

24. Provisions and other liabilities *(Cont'd)*

24.2 Retirement benefit obligations *(Cont'd)*

Fair value of plan assets are analysed as follows:

	2006	2005
Equity instruments	**51.68%**	0%
Debt instruments	**33.81%**	0%
Other assets	**14.51%**	0%

The experience adjustments are as follows:

Present value of defined benefit obligations	**132,738**	14,206
Fair value of plan assets	**102,403**	–
Deficit	**(30,335)**	(14,206)
Experience adjustments on defined benefit obligations	**(747)**	–
Experience adjustments on plan assets	**6,428**	–

24.3 Finance lease liabilities

Properties, plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2006	2005
	US$'000	US$'000
Cost – capitalised finance leases	**17,008**	–
Accumulated depreciation	**(7,568)**	–
Net book amount	**9,440**	–

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

The exposure of the Group's borrowings to interest-rate changes and the periods in which the borrowings reprice are as follows:

	2006	2005
Building capital lease	**11.69%**	0.00%
Laser equipment lease	**8.42%**	0.00%

24. Provisions and other liabilities *(Cont'd)*

24.3 Finance lease liabilities *(Cont'd)*

	2006	2005
	US$'000	US$'000
Not later than 1 year	**1,279**	–
Later than 1 year and not later than 5 years	**6,558**	–
Later than 5 years	**8,604**	–
	16,441	–
Future finance charges on finance leases	**(7,780)**	–
Present value of finance lease liabilities	**8,661**	–

The present value of finance lease liabilities is as follows:

	2006	2005
Not later than 1 year	**293**	–
Later than 1 year and not later than 5 years	**2,277**	–
Later than 5 years	**6,091**	–
	8,661	–

25. Deferred income tax

The gross movement on the deferred income tax account is as follows:

	2006	2005
		(Restated)
	US$'000	US$'000
At beginning of year, as previously reported	**7,421**	12,638
Adoption of HKAS-Int 21	–	(1,376)
	7,421	11,262
Exchange adjustments	**1,271**	(16)
Acquisitions of subsidiaries (note 42)	**(67,846)**	(6)
Transfer to profit and loss account (note 34)	**6,396**	(3,819)
Taxation charged to equity	**(2,649)**	–
At end of year	**(55,407)**	7,421

25. Deferred income tax *(Cont'd)*

The movement in deferred tax assets / (liabilities) during the year is as follows:

	Provisions		Accelerated tax depreciation		Impairment of assets		Tax losses		Fair value gain		Others		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At beginning of year,														
as previously reported	**(3,904)**	(2,562)	**(21,414)**	(19,017)	**2,630**	3,702	**29,946**	29,363	**(1,376)**	–	**1,539**	1,152	**7,421**	12,638
Adoption of HKAS-Int 21	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(1,376)	**–**	–	**–**	(1,376)
Increase in deferred income tax assets / liabilities														
Exchange adjustments	**(64)**	(424)	**–**	–	**14**	–	**507**	430	**–**	–	**–**	–	**457**	6
Credited / (charged) to														
profit and loss account	**–**	(918)	**–**	(2,391)	**1,865**	–	**–**	153	**–**	–	**–**	409	**1,865**	(2,747)
Taxation charged to equity	**(1,058)**	–	**–**	–	**–**	–	**–**	–	**(1,591)**	–	**–**	–	**(2,649)**	–
Acquisitions of subsidiaries	**–**	–	**(8,421)**	(6)	**–**	–	**3,165**	–	**(64,939)**	–	**–**	–	**(70,195)**	(6)
	(1,122)	(1,342)	**(8,421)**	(2,397)	**1,879**	–	**3,672**	583	**(66,530)**	–	**–**	409	**(70,522)**	(2,747)
Decrease in deferred income tax assets / liabilities														
Exchange adjustments	**–**	–	**459**	–	**–**	–	**–**	–	**1,087**	–	**(732)**	(22)	**814**	(22)
Credited / (charged) to														
profit and loss account	**9,375**	–	**2,870**	–	**–**	(1,072)	**(4,624)**	–	**503**	–	**(3,593)**	–	**4,531**	(1,072)
Taxation charged to equity	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Acquisitions of subsidiaries	**3,109**	–	**–**	–	**(604)**	–	**–**	–	**–**	–	**(156)**	–	**2,349**	–
	12,484	–	**3,329**	–	**(604)**	(1,072)	**(4,624)**	–	**1,590**	–	**(4,481)**	(22)	**7,694**	(1,094)
At end of year	**7,458**	(3,904)	**(26,506)**	(21,414)	**3,905**	2,630	**28,994**	29,946	**(66,316)**	(1,376)	**(2,942)**	1,539	**(55,407)**	7,421
Analysed as:														
Deferred income tax assets	**9,058**	2,739	**(6,014)**	(6,543)	**3,905**	2,630	**26,041**	29,946	**–**	–	**(328)**	1,917	**32,662**	30,689
Deferred income tax liabilities	**(1,600)**	(6,643)	**(20,492)**	(14,871)	**–**	–	**2,953**	–	**(66,316)**	(1,376)	**(2,614)**	(378)	**(88,069)**	(23,268)
	7,458	(3,904)	**(26,506)**	(21,414)	**3,905**	2,630	**28,994**	29,946	**(66,316)**	(1,376)	**(2,942)**	1,539	**(55,407)**	7,421

25. Deferred income tax *(Cont'd)*

The deferred income tax charged to equity during the year is as follows:

	2006	2005
	US$'000	US$'000
Fair value reserves in shareholders' equity		
– hedging reserve	**(1,177)**	–
– other reserve	**(414)**	–
Actuarial gains of defined benefit plan upon the adoption		
of HKAS 19 (Amendment)	**(1,058)**	–
	(2,649)	–

Deferred income tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The Group has unrecognised tax losses of US$12,718,000 (2005: US$7,834,000) to carry forward against future taxable income. Out of the unrecognised tax losses, US$896,000 (2005: US$1,665,000) will expire from March 2010 to March 2011.

26. Share capital

	Number of shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2004 and 2005	3,673,789	5,925	77,855	–	83,780
Treasury shares purchased	(2,480)	–	–	(2,368)	(2,368)
As at 31st March 2006	**3,671,309**	**5,925**	**77,855**	**(2,368)**	**81,412**

The total authorised number of ordinary shares is 7,040,000,000 shares (2005: 7,040,000,000) with a par value of HK$0.0125 per share (2005: HK$0.0125 per share). All issued shares are fully paid.

The Company acquired 2,480,000 of its own shares through purchases on the Stock Exchange in the year 2005/06. The total amount paid to acquire the shares was US$2,368,000 and has been deducted from shareholders' equity. The shares are held as "treasury shares".

26. Share capital *(Cont'd)*

Share Option

Share options granted to employee as at 31st March 2006 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 01/04/2005	Granted during the year	Forfeited during the year	Held at 31/03/2006	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2005	16/09/2012
650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2004	16/09/2012
650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2005	16/09/2012
150,000	–	(100,000)	50,000	9.40	10/07/2003	01/07/2005	09/07/2013
150,000	–	(100,000)	50,000	9.40	10/07/2003	01/07/2006	09/07/2013
837,500	–	(362,500)	475,000	9.65	31/07/2003	01/07/2005	30/07/2013
837,500	–	(362,500)	475,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2005	31/07/2013
100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2006	31/07/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	05/10/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	05/10/2013
50,000	–	–	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	–	–	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
–	50,000	(50,000)	–	7.10	05/05/2005	01/05/2007	04/05/2015
–	50,000	(50,000)	–	7.10	05/05/2005	01/05/2008	04/05/2015
4,175,000	100,000	(1,625,000)	2,650,000				

No share option was exercised during the year (2005: Nil).

The fair value of options granted or forfeited, net, during the year ended 31st March 2006 determined using the Binomial valuation model and credited to the profit and loss account was US$210,000 (charge for year ended 31st March 2005: US$544,000). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$681,000 of the above options granted are recognised, together with a corresponding increase in equity, over their vesting period for the relevant directors and senior executives in accordance with the Group's revised accounting policy pursuant to HKFRS 2 "Share-based Payments". Details of the change in the Group's accounting policy in respect of share options granted and the financial impacts are set out in note 44.

27. Reserves

Group

	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	Goodwill on con-solidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Hedging reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2004, as previously reported as equity	15,499	8,223	38,917	(233,885)	998	–	–	–	820,585	650,337
Increase in expenses in respect of leasehold land	–	–	–	–	–	–	–	–	(340)	(340)
Increase in deferred tax liability	–	(1,439)	–	–	–	–	–	–	–	(1,439)
Increase in employee expenses	–	–	–	–	–	347	–	–	(347)	–
At 1st April 2004, as restated	15,499	6,784	38,917	(233,885)	998	347	–	–	819,898	648,558
Exchange adjustments	–	–	–	–	8,030	–	–	–	–	8,030
Revaluation surplus	–	462	–	–	–	–	–	–	–	462
Revaluation surplus realised upon disposal	–	(822)	–	–	–	–	–	–	–	(822)
Decrease in deferred tax liability	–	63	–	–	–	–	–	–	–	63
Net income / (expense) recognised directly in equity	–	(297)	–	–	8,030	–	–	–	–	7,733
Profit for the year as restated	–	–	–	–	–	–	–	–	141,229	141,229
Total recognised income for the year	–	(297)	–	–	8,030	–	–	–	141,229	148,962
2003/04 Final dividend paid	–	–	–	–	–	–	–	–	(42,390)	(42,390)
2004/05 Interim dividend paid	–	–	–	–	–	–	–	–	(21,195)	(21,195)
Employee share option scheme: – value of employee services	–	–	–	–	–	544	–	–	–	544
	–	(297)	–	–	8,030	544	–	–	77,644	85,921
At 31st March 2005, as restated	15,499	6,487	38,917	(233,885)	9,028	891	–	–	897,542	734,479
Final dividend proposed	–	–	–	–	–	–	–	–	51,810	51,810
Other	15,499	6,487	38,917	(233,885)	9,028	891	–	–	845,732	682,669
At 31st March 2005	15,499	6,487	38,917	(233,885)	9,028	891	–	–	897,542	734,479
Company and subsidiaries	15,499	6,487	38,917	(233,885)	9,028	891	–	–	890,943	727,880
Jointly controlled entities	–	–	–	–	–	–	–	–	5,971	5,971
Associated companies	–	–	–	–	–	–	–	–	628	628
At 31st March 2005	15,499	6,487	38,917	(233,885)	9,028	891	–	–	897,542	734,479

27. Reserves *(Cont'd)*

Group

	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	Goodwill on con-solidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Hedging reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2005, as restated	15,499	6,487	38,917	(233,885)	9,028	891	–	–	897,542	734,479
Exchange adjustments	–	–	32	–	(7,391)	–	–	–	–	(7,359)
Opening adjustment for the adoption of HKAS 39	–	–	–	–	–	–	–	925	1,851	2,776
Opening adjustment for the adoption of HKAS 40	–	(6,487)	–	–	–	–	–	–	6,487	–
Opening adjustment for the adoption of HKFRS 3	–	–	–	–	–	–	–	–	1,864	1,864
Fair value losses on available-for-sale financial assets	–	–	–	–	–	–	–	(627)	–	(627)
Actuarial gains of defined benefit plan upon the adoption of HKAS 19 (Amendment)	–	–	–	–	–	–	–	–	5,777	5,777
Deferred tax effect on actuarial gains of defined benefit plan upon the adoption of HKAS 19 (Amendment)	–	–	–	–	–	–	–	–	(1,058)	(1,058)
Fair value gains:										
– hedging instrument	–	–	–	–	–	–	6,724	–	–	6,724
– deferred tax on fair value gains	–	–	–	–	–	–	(1,177)	–	–	(1,177)
Revaluation surplus:										
– on transfer from properties, plant and equipment and leasehold land to investment properties	–	–	–	–	–	–	–	2,368	–	2,368
– deferred tax on revaluation surplus	–	–	–	–	–	–	–	(414)	–	(414)
Net income / (expense) recognised directly in equity	–	(6,487)	32	–	(7,391)	–	5,547	2,252	14,921	8,874
Profit for the year	–	–	–	–	–	–	–	–	93,990	93,990
Total recognised income for the year	**–**	**(6,487)**	**32**	**–**	**(7,391)**	**–**	**5,547**	**2,252**	**108,911**	**102,864**
2004/05 Final dividend paid	–	–	–	–	–	–	–	–	(51,810)	(51,810)
2005/06 Interim dividend paid	–	–	–	–	–	–	–	–	(21,195)	(21,195)
Employee share option scheme:										
– value of employee services	–	–	–	–	–	(210)	–	–	–	(210)
	–	(6,487)	32	–	(7,391)	(210)	5,547	2,252	35,906	29,649
At 31st March 2006	**15,499**	**–**	**38,949**	**(233,885)**	**1,637**	**681**	**5,547**	**2,252**	**933,448**	**764,128**
Final dividend proposed	–	–	–	–	–	–	–	–	40,035	40,035
Other	15,499	–	38,949	(233,885)	1,637	681	5,547	2,252	893,413	724,093
At 31st March 2006	**15,499**	**–**	**38,949**	**(233,885)**	**1,637**	**681**	**5,547**	**2,252**	**933,448**	**764,128**
Company and subsidiaries	15,499	–	38,949	(233,885)	1,637	681	5,547	2,252	924,451	755,131
Jointly controlled entities	–	–	–	–	–	–	–	–	7,544	7,544
Associated companies	–	–	–	–	–	–	–	–	1,453	1,453
At 31st March 2006	**15,499**	**–**	**38,949**	**(233,885)**	**1,637**	**681**	**5,547**	**2,252**	**933,448**	**764,128**

27. Reserves *(Cont'd)*

Company	Contributed surplus US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2004, as previously reported	95,273	–	366,948	462,221
Increase in employee expenses	–	347	–	347
Profit for the year	–	–	65,844	65,844
Dividend	–	–	(63,585)	(63,585)
At 31st March 2004, as restated	95,273	347	369,207	464,827
Increase in employee expenses	–	544	–	544
At 31st March 2005, as restated	95,273	891	369,207	465,371
Opening adjustment for the adoption of HKAS 39	–	925	–	925
Decrease in employee expenses	–	(210)	–	(210)
Fair value losses on available-for-sale financial assets	–	(627)	–	(627)
Profit for the year	–	–	25,352	25,352
Dividend	–	–	(73,005)	(73,005)
At 31st March 2006	**95,273**	**979**	**321,554**	**417,806**

Distributable reserves of the Company at 31st March 2006 amounted to US$416,827,000 (2005 as restated: US$464,480,000).

28. Other gains, net

	2006 US$'000	2005 US$'000
Interest income	**6,025**	2,825
Gross earnings from investments in finance leases	**7**	22
Gross rental income from investment properties	**1,344**	1,384
Royalty income	**108**	89
Fair value gains on investment properties	**5,671**	–
	13,155	4,320

29. Selling and administrative expenses

	2006 US$'000	2005 (Restated) US$'000
Selling expenses	**97,582**	65,916
Administrative expenses	**153,947**	122,667
	251,529	188,583

30. Restructuring costs / provisions

The Group announced closure of certain plants in Europe and US. The costs incurred during the year mainly represent asset write-offs, severance payments and provisions for other shutdown costs.

	2006 US$'000	2005 US$'000
Asset write-offs (including provision for impairment)	**3,154**	–
Other costs	**14,094**	9,992
Total provision	**17,248**	9,992

31. Expenses by nature

Operating profit is stated after crediting and charging the following:

	2006 US$'000	2005 US$'000
Depreciation		
Depreciation on properties, plant and equipment	**55,650**	44,367
Less: amounts capitalised on assets under construction	**(1,256)**	(1,012)
	54,394	43,355
Staff costs	**229,221**	159,569
Less: amounts capitalised on assets under construction	**(1,640)**	(2,029)
	227,581	157,540
Cost of goods sold	**1,149,235**	795,625
Auditors' remuneration	**1,879**	769
Amortisation on leasehold land and land use rights (note 8)	**318**	718
Amortisation of intangibles (note 9)	**7,828**	3,313
Impairment of assets (note 6)	**4,404**	–
Loss on disposal of properties, plant and equipment	**2,667**	3,003
Net exchange loss (note 35)	**1,151**	1,028
Provision for bad debt	**455**	–
Reversal of provision for bad debt	–	(880)

32. Employee benefit expense

	2006 US$'000	2005 US$'000
Wages and salaries	**206,946**	150,725
Social security costs	**15,078**	3,370
Pension costs – defined contribution plans	**3,178**	2,523
Pension costs – defined benefit plans	**4,019**	2,951
	229,221	159,569

32. Employee benefit expense *(Cont'd)*

32.1 Pensions – Defined Contribution Plans

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which are available to certain employees in the United States of America.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions.

Forfeited contributions totaling US$1,100,000 (2005: US$0) were used to offset the contribution during the year leaving US$371,000 (2005: US$1,278,000) available at the year-end to reduce future contributions.

32.2 Pensions – Defined Benefit Plans

The Group's major plans were valued by qualified actuaries as at 31st March 2006 and 31st March 2005 using the projected unit credit method to account for the Group's pension accounting costs.

32.3 Directors' Emoluments

The remuneration of every Director for the year ended 31st March 2006 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits* US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	67	–	5	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Stuart Allenby Edwards	38	–	–	–	38
Patrick Blackwell Paul	50	–	–	–	50
Arkadi Kuhlmann	42	–	–	–	42
Oscar De Paula Bernardes Neto	34	–	–	–	34
Peter Kin-Chung Wang	30	–	–	–	30
Michael John Enright	41	–	–	–	41
Laura May-Lung Cha	41	–	–	–	41
	276	1,544	123	123	2,066

32. Employee benefit expense *(Cont'd)*

32.3 Directors' Emoluments *(Cont'd)*

The remuneration of every Director for the year ended 31st March 2005 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits* US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	67	–	3	70
Patrick Shui-Chung Wang	–	600	–	30	630
Winnie Wing-Yee Wang	–	377	123	19	519
Richard Li-Chung Wang	–	500	–	25	525
Peter Stuart Allenby Edwards	30	–	–	–	30
Patrick Blackwell Paul	43	–	–	–	43
Arkadi Kuhlmann	25	–	–	–	25
Oscar De Paula Bernardes Neto	30	–	–	–	30
Peter Kin-Chung Wang	25	–	–	–	25
Michael John Enright	31	–	–	–	31
Laura May-Lung Cha	18	–	–	–	18
Peter John Wrangham	5	–	–	–	5
	207	1,544	123	77	1,951

Note: Other benefits include housing allowance benefits.

32.4 Senior Management Compensation

The five individuals whose emoluments were the highest in the Group for the year include 3 directors (2005: 3) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 2 individuals (2005: 2) during the year are as follows:

	2006 US$'000	2005 US$'000
Salaries, allowances and other benefits	**1,219**	980
Retirement scheme contributions	**146**	34
Retirement gratuity	**915**	–
Bonuses	**160**	34
	2,440	1,048

32. Employee benefit expense *(Cont'd)*

32.4 Senior Management Compensation *(Cont'd)*

Emoluments band	Number of individuals	
	2006	2005
US$384,001 – US$448,000 (HK$3,000,001 – HK$3,500,000)	–	1
US$640,001 – US$704,000 (HK$5,000,001 – HK$5,500,000)	–	1
US$832,001 – US$896,000 (HK$6,500,001 – HK$7,000,000)	**1**	–
US$1,536,001 – US$1,600,000 (HK$12,000,001 – HK$12,500,000)	**1**	–

33. Finance costs

	2006 US$'000	2005 US$'000
Interest on bank loans and overdrafts	**7,618**	264
Interest on other loans, not wholly repayable within five years	–	44
	7,618	308

34. Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2006	2005 (restated)
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**(6,070)**	(8,599)
Overseas taxation	**(19,554)**	(3,789)
(Under) / over provisions in prior years	**(2,656)**	1,014
	(28,280)	(11,374)
Deferred income tax (note 25)	**6,396**	(3,819)
	(21,884)	(15,193)

34. Income tax expenses *(Cont'd)*

The effective tax rate of the Group differs from the taxation rate of Hong Kong as follows:

	2006	2005
		(Restated)
	%	%
Tax rate of Hong Kong	**17.5**	17.5
Effect of different taxation rates in other countries	**0.7**	1.7
Income net of expenses not subject to taxation	**(4.3)**	(9.6)
Under / (over) provisions in prior years	**2.2**	(0.6)
Unrecognised tax losses	**2.7**	0.7
Effective tax rate	**18.8**	9.7

35. Net foreign exchange losses

The exchange differences recognised in the profit and loss account are included as follows:

	2006	2005
	US$'000	US$'000
Administrative expenses	**(1,151)**	(1,028)

36. Profit attributable to equity holders

The Group's consolidated profit attributable to equity holders is US$93,990,000 (2005 as restated: US$141,229,000) of which US$25,352,000 (2005: US$65,844,000) is dealt with in the accounts of the Company.

Details are shown in note 27.

37. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Group and held as treasury shares (note 26).

	2006	2005
Profit attributable to equity holders of the Company (thousands US dollar)	**93,990**	141,229
Weighted average number of ordinary shares in issue (thousands)	**3,672,599**	3,673,789
Basic earnings per share (US cents per share)	**2.56**	3.84

Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2006.

38. Dividends

	2006 **US$'000**	2005 US$'000
Interim, paid, of 0.58 US cents per share (2005: 0.58 US cents)	**21,195**	21,195
Final, proposed, of 1.09 US cents per share (2005: 1.41 US cents)	**40,035**	51,810
	61,230	73,005

At a meeting held on 5th June 2006 the directors declared a final dividend of 1.09 US cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2007.

39. Contingent liabilities

39.1	**Group**		**Company**	
	2006 **US$'000**	2005 US$'000	**2006** **US$'000**	2005 US$'000
Guarantee for credit facilities granted to subsidiaries	–	–	**120,834**	37,063
Guarantee for credit facilities	**594**	–	–	–
Guarantee for credit facilities granted to companies controlled / held by certain directors of a newly acquired subsidiary	–	8,911	–	–
	594	8,911	**120,834**	37,063

39. Contingent liabilities *(Cont'd)*

39.2 The Company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting to US$1,292,000 (2005: US$1,633,000).

39.3 In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30th December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9th September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process. During February and March 2004, Plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of approximately 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings, Limited ("JEHL"), who has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to dismiss plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified. In December 2005, approximately 1,105 plaintiffs were dismissed from the litigation leaving approximately 275 plaintiffs in the litigation.

In January 2005, these actions were re-assigned to a new judge who initially set a trial date of March 2006. The original trial date has been reset and trial is now set to begin in August 2006. Currently, the claims of the four plaintiffs in the first case filed in August 2001 are set to be tried then. It is possible that a few other plaintiffs' claims will be consolidated with these claims for trial.

Although the plaintiffs initially opposed JEHL's motion to dismiss for lack of personal jurisdiction, they ultimately agreed to entry of an order in each case to voluntarily dismiss JEHL without prejudice. These orders were signed by the judge on 23rd December 2005, and were filed on 5th January 2006.

The Group is vigorously defending all actions on behalf of the subsidiary of the Group. In addition, the Group has asserted claims for indemnity against prior owners. Because pre-trial proceedings are still ongoing, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

40. Commitments

40.1 Capital Commitments

Group	**2006** **US$'000**	2005 US$'000
Capital commitment for properties, plant and equipment		
Authorised but not contracted for	**2,415**	3,632
Contracted but not provided for	**12,375**	10,313
	14,790	13,945
Investment in:		
Subsidiary, contracted but not provided for	**4,045**	–
Jointly controlled entity, contracted but not provided for	**4,859**	–
Associated company, contracted but not provided for	–	5,000
	8,904	5,000

40.2 Operating Lease Commitments

(i) At 31st March 2006, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2006		2005	
	Land and buildings US$'000	**Others US$'000**	Land and buildings US$'000	Others US$'000
Not later than one year	**5,107**	**1,525**	2,582	146
Later than one year and not later than five years	**12,047**	**1,353**	7,130	136
Later than five years	**4,954**	–	5,461	–
	22,108	**2,878**	15,173	282

(ii) At 31st March 2006, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2006 **US$'000**	2005 US$'000
Not later than one year	**1,777**	579
Later than one year and not later than five years	**3,105**	306
	4,882	885

41. Cash generated from operations

	2006 US$'000	2005 (Restated) US$'000
Profit before income tax	**116,251**	156,446
Share of profits less losses of jointly controlled entities / associated companies	**(2,398)**	(2,851)
Depreciation charges for properties, plant and equipment	**54,394**	43,355
Amortisation charges for leasehold land and land use rights	**318**	718
Amortisation of intangible assets	**7,828**	3,313
Loss on disposal of leasehold land, properties, plant and equipment	**2,667**	3,003
Provision for assets impairment	**4,404**	–
Fair value losses on derivative financial instruments	**1,779**	–
Net realised and unrealised loss / (gain) on disposal of other financial assets at fair value through profit or loss	**504**	(4)
Share based compensation	**(210)**	544
Fair value gains on investment properties	**(5,671)**	–
Net interest expense / (income)	**1,593**	(2,517)
Gross earnings from investments in finance leases	**(7)**	(22)
Net realised gain on available-for-sale financial assets	**(1,821)**	(2,003)
Exchange translation differences	**8,127**	5,430
Decrease / (increase) in stocks and work in progress	**9,626**	(30,127)
Decrease / (increase) in trade and other receivables	**3,696**	(24,016)
Decrease in trade and other payables and other provisions	**(15,995)**	(13,935)
Cash generated from operations	**185,085**	137,334

In the cash flow statement, proceeds from sale of leasehold land, properties, plant and equipment comprises:

	2006 US$'000	2005 US$'000
Net book amount	**12,444**	9,444
Loss on sale of leasehold land, properties, plant and equipment	**(2,667)**	(3,003)
Proceeds from sale of leasehold land, properties, plant and equipment	**9,777**	6,441

42. Business combinations

On 8th November 2005, the Group acquired 100% of the share capital of Parlex Corporation (Parlex), a world leader in the design and manufacture of flexible, interconnect products operating in the United States. The acquired business contributed revenues of US$47,237,000 and net loss of US$2,123,000 (after restructuring provisions of US$1,105,000) to the Group for the period from the date of acquisition to 31st March 2006.

On 17th November 2005, the Group acquired 100% of the share capital of Saia-Burgess Electronics Holding AG, a leader supplier of stepper motors, switches, actuators and electronic controllers to customers within the automotive, industrial and infrastructure automation industry operating in Swiss and most western European countries. The acquired business contributed revenues of US$226,610,000 and net loss of US$994,000 (after restructuring provisions of US$7,842,000) to the Group for the period from the date of acquisition to 31st March 2006.

During the year, the Group further acquired 34.1% of the share capital of China Autoparts, Inc., a manufacturer of engine blocks, to a total of 54.1% shares held. The acquired business contributed revenues of US$11,184,000 and net profit of US$1,149,000 to the Group for the period from the date of acquisition to 31st March 2006.

It is impracticable to disclose the aggregate revenue and results of the acquired companies as though they had been acquired on 1st April 2005. The business and other conditions that might have prevailed throughout the financial year, and their possible impact on integration and other activities, are not known and cannot be estimated.

Details of net assets acquired and goodwill are as follows:

	2006 **US$'000**	2005 US$'000
Purchase consideration:	**611,056**	34,024
Fair value of net assets acquired – shown as below	**(279,366)**	(7,651)
Goodwill (note 9)	**331,690**	26,373

42. Business combinations *(Cont'd)*

The assets and liabilities arising from the acquisition are as follows:

	Fair Value US$'000	Acquiree's carrying amount US$'000
Properties, plant and equipment	143,124	168,317
Leasehold land and land use rights	301	301
Intangibles	272,330	491
Investment in associated companies	1,610	1,610
Deferred income tax assets	7,643	7,643
Stocks and work in progress	82,234	80,653
Trade and other receivables	143,853	143,853
Available-for-sale financial assets	612	612
Bank balances and cash	48,097	48,097
Bank loans and overdraft	(159,251)	(159,251)
Trade and other payables	(134,556)	(134,849)
Tax liabilities	(9,546)	(9,546)
Deferred income tax liabilities	(75,489)	(10,550)
Minority interests	(602)	(602)
Provisions and other liabilities	(32,819)	(21,398)
Net assets	287,541	115,381
Minority interests	(8,175)	
Net assets acquired	279,366	
Purchase consideration		611,056
Interest in associated company previously accounted for		(3,799)
Purchase consideration settled in cash		607,257
Cash and cash equivalents in subsidiary acquired		(48,097)
Cash outflow on acquisition		559,160

43. Related-party transactions

Details of substantial equity holders are shown in Disclosure of Interests in the Report of the Directors on page 38. The Group had no other material related party transactions during the year except the senior management compensation as disclosed in note 32.

44. Effect of adopting new HKFRS

In 2005/06, the Group adopted the new / revised standards and interpretations of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19 (Amendment)	Actuarial gains and losses
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Scope of HKAS – Int 12 Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31, 33 and HKAS-Ints 12 & 15 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, investment properties, share of net after-tax results of associates and jointly controlled entities and other disclosures.

- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31, 33 and HKAS-Ints 12 and 15 had no material effect on the Group's policies.

- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

44. Effect of adopting new HKFRS *(Cont'd)*

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from properties, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land and land use rights was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values are recorded in the profit and loss account as part of other gains, net. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the profit and loss account.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st March 2005, the provision of share options to employees did not result in an expense in the profit and loss account. Effective from 1st April 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7th November 2002 which had not yet vested on 1st April 2005 was expensed retrospectively in the profit and loss account of the respective periods.

The early adoption of amendment to HKAS 19 provides an option of recognising actuarial gains and losses in full in the year in which they occur, outside profit and loss account, in reserves. The Group has elected to take the option to recognise all actuarial gains and losses, including those actuarial gains and losses previously included as part of the transitional unrecognised liabilities on initial adoption of SSAP 34, Employee benefits. In prior years, cumulative unrecognised net actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets, were recognised in the profit and loss account over the average remaining service lives of employees. This change in accounting policy has been applied restrospectively.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st March 2005, goodwill was:

- Amortised on a straight line basis over a period ranging from 5 to 20 years; and
- Assessed for an indication of impairment at each balance sheet date.

44. Effect of adopting new HKFRS *(Cont'd)*

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1st April 2005;
- Accumulated amortisation as at 31st March 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending 31st March 2006 onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 – the initial measurement of an item of properties, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;
- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 – does not permit to recognise, not recognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments securities and other investments and also to hedge relationships for the 2004/05 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1st April 2005;
- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1st April 2005, including the reclassification of any amount held in revaluation surplus for investment property;
- HKAS-Int 15 – does not require the recognition of incentives for leases beginning before 1st April 2005;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7th November 2002 and not vested at 1st April 2005; and
- HKFRS 3 – prospectively after the adoption date.

44. Effect of adopting new HKFRS *(Cont'd)*

Effect of adopting HKAS 17, 19 (Amendment), 32, 39, 40 and HKFRS 2 on the Group's condensed consolidated profit and loss account are as follows:

	Year ended 31st March 2006						Year ended 31st March 2005			
	HKAS 1	HKAS 17	Amendment to HKAS 19	HKAS 32 & 39	HKAS 40	HKFRS 2	HKAS 1	HKAS 17	HKFRS 2	HKAS-Int 21
Decrease in cost of sales	–	–	–	239	–	–	–	–	–	–
Increase in other gains, net	–	–	–	–	5,671	–	–	–	–	–
(Increase) / decrease in selling and administrative expenses	–	48	–	24	–	210	–	125	(544)	–

Effect of adopting HKAS 1, 17, 19 (Amendment), 32, 36, 38, 39, 40, HKFRS 2, 3 and HKAS-Int 21 on the Group's condensed consolidated balance sheet are as follows:

	31st March 2006						1st April 2005	31st March 2005			
	HKAS 1	HKAS 17	Amendment to HKAS 19	HKAS 32 & 39	HKAS 40	HKFRS 2	HKFRS 3, HKAS 36 & 38	HKAS 1	HKAS 17	HKFRS 2	HKAS-Int 21
Increase in intangibles	–	–	–	–	–	–	1,864	–	–	–	–
Decrease in employee benefit obligation	–	–	(5,777)	–	–	–	–	–	–	–	–
Decrease in properties, plant and equipment	(17,202)	(25,522)	–	–	–	–	–	(8,356)	(28,092)	–	–
Increase in investment properties	17,202	–	–	–	–	–	–	8,356	–	–	–
Increase in leasehold land	–	25,355	–	–	–	–	–	–	27,877	–	–
Increase in available-for-sale financial assets	–	–	–	5,294	–	–	–	–	–	–	–
Increase in trade and other receivables	–	–	–	225	–	–	–	–	–	–	–
Increase in other financial assets through profit or loss	–	–	–	2,707	–	–	–	–	–	–	–
Increase in bank loans and overdrafts	–	–	–	225	–	–	–	–	–	–	–
Increase in derivative financial instruments											
– Assets	–	–	–	7,989	–	–	–	–	–	–	–
– Liabilities	–	–	–	579	–	–	–	–	–	–	–
Increase in hedging reserve	–	–	–	5,547	–	–	–	–	–	–	–
Increase in deferred tax liability	–	–	1,058	1,177	–	–	–	–	–	–	1,376
Increase in other reserve	–	–	–	298	–	–	–	–	–	–	–
Increase in share option reserve	–	–	–	–	–	681	–	–	–	891	–
Decrease in investment properties revaluation reserve	–	–	–	–	(6,487)	–	–	–	–	–	(1,376)
Increase / (decrease) in retained earnings	–	(167)	4,719	1,851	6,487	(681)	1,864	–	(215)	(891)	–

44. Effect of adopting new HKFRS *(Cont'd)*

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1st January 2006 or later periods but which the Group has not early adopted, as follows:

HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions
HKAS 39 (Amendment)	The fair value option (effective from 1st January 2006)
HKAS 39 and HKFRS 4 (Amendment)	Financial guarantee contracts (effective from 1st January 2006)
HKFRS 1 (Amendment)	First-time adoption of Hong Kong Financial Reporting Standards
HKFRS 7	Financial Instruments: Disclosure, and a complementary amendment to HKAS 1, Presentation of financial statements – Capital disclosures
HKFRS-Int 4	Determining whether an arrangement contains a lease
HKFRS-Int 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
HK(IFRIC)-Int 6	Liabilities arising from participating in a specific market – Waste electrical and electronic equipment

45. Subsequent event

On 3rd April 2006, the Group paid US$4.9 million to purchase additional 10% shareholding in Shanghai Ri Yong-JEA Gate Electric Co Ltd., previously a jointly controlled entity of the Group. The effective holding increased from 50% to 60%.

46. Approval of accounts

The accounts were approved by the Directors on 5th June 2006.

47. Principal subsidiaries, jointly controlled entities and associated companies

The following list contains particulars of subsidiaries, jointly controlled entities and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Best Port International Limited	Investment holding	British Virgin Islands	1 share of US$1 each	–	100%
Bloor Company Limited	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
China Autoparts, Inc.	Investment holding	United States of America	12,121,213 shares of US$0.0001 each	–	54.12%
Chengdu Tonglin Casting Industrial Co., Ltd	Manufacturing	China	RMB67,560,000	–	54.12%
Crown Trend Limited	Property holding	British Virgin Islands	1 share of US$1 each	–	100%
Delta Success Electric Company Limited	Manufacturing	Malaysia	1 share of US$1 each	–	100%
De Chang Metal Industries Limited	Sales and marketing	Hong Kong	20,000 shares of HK$100 each	–	100%
De Chang Fulfilment Limited	Trading	Hong Kong	1 share of HK$1 each	–	100%
Deyang Lianzhou Electric Ltd.	Manufacturing	China	US$480,000 with US$680,000 paid up	–	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Easy Reach Electric Motor Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Gate do Brasil Ltda	Manufacturing	Brazil	BRL383,166.66	–	100%
Gate Deutschland GmbH	Manufacturing	Germany	EUR60,000	–	100%
Gate España Automoción, S.L.	Manufacturing	Spain	EUR150,250	–	100%
Gate France SAS	Manufacturing	France	EUR382,000	–	99.98%
Gate S.r.l.	Manufacturing	Italy	2,600,000 shares of EUR1 each	–	100%

47. Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Gate UK Limited	Manufacturing	United Kingdom	GBP50,000	–	100%
Gatebrook Limited	Investment holding	Cyprus	CYP11,000	–	100%
Gether Success Ltd.	Investment holding and trading	British Virgin Islands	30,000 shares of US$1 each	100%	–
Guiyang Deguang Electric Co Ltd.	Manufacturing	China	US$200,000	–	100%
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Hwa Sun Electric Company Limited	Subcontractor	Hong Kong	10,000 shares of HK$1 each	–	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	–	100%
JEA Gate Holdings S.r.l.	Investment holding	Italy	EUR32,968,000	–	100%
JEA Limited	Investment holding	British Virgin Islands	2 shares of US$1 each	100%	–
JE Castings Investments Limited	Investment holding	British Virgin Islands	1 share of US$1 each	–	100%
JE Electric Systems Investments Ltd.	Investment holding	British Virgin Islands	1 share of US$1 each	–	100%
JE Fulfilment (Shenzhen) Limited	Sales and marketing	China	HK$4,800,000 with HK$6,850,000 paid up	–	100%
JE Fulfilment Limited	Sales and marketing	Hong Kong	20,000 shares of HK$1 each	–	100%
Johnson China Advice (Shenzhen) Co. Ltd.	Consultant	China	HK$1,000,000	–	100%
Johnson China Advice Company Limited	Consultant	Hong Kong	1 share of HK$1 each	–	100%
Johnson Electric Automotive de Mexico S.A. de C.V.	Manufacturing	Mexico	39,296,590 shares of 1 Peso each	–	100%
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	–	100%
Johnson Electric Capital Ltd	Investment holding	British Virgin Islands	1 share of US$1 each	100%	–

47. Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Johnson Electric Engineering Ltd.	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Electric (France) SAS	Trading	France	1,910 shares of EUR20 each	–	100%
Johnson Electric (Hong Kong) Ltd	Sales and marketing	Hong Kong	1 share of HK$1 each	100%	–
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	–
Johnson Electric Intellectual Property Ltd.	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	–
Johnson Electric (Italy) S.r.l.	Sales and marketing	Italy	EUR10,000	–	100%
Johnson Electric (Korea) Limited	Sales and marketing	South Korea	10,000 shares of KRW5,000 each	–	100%
Johnson Electric Moncalieri S.r.l.	Manufacturing	Italy	EUR20,000,000	–	100%
Johnson Electric (Nanjing) Co., Ltd.	Manufacturing	China	US$4,000,000 with US$5,500,000 paid up	–	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	–	100%
Johnson Electric S.A.	Research and development and manufacturing	Switzerland	500 shares of SFR1,000 each	–	100%
Johnson Electric (Shanghai) Co., Ltd.	Sales and marketing	China	US$200,000 with US$280,000 paid up	–	100%
Johnson Electric (Shenzhen) Co. Ltd.	Manufacturing	China	HK$30,000,000 with HK$56,000,000 paid up	–	100%
Johnson Electric (Suzhou) Co., Ltd.	Manufacturing	China	US$8,100,000 with US$19,000,000 paid up	–	100%
Johnson Electric Trading Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	100%
Johnson Electric World Trade Limited	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Properties Limited	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	–
Kwong Lee (Asia) Metal Company Limited	Sales and marketing	Hong Kong	2,000,000 shares of HK$1 each	–	100%
Main Country Limited	Property holding	British Virgin Islands	1 share of US$1 each	–	100%

47. Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
M.M.A. (Manufactura de Motores Argentinos) S.r.l.	Manufacturing	Argentina	3,880,000 Peso	–	100%
Nanomotion Ltd.	Manufacturing	Israel	NIS186,699.85	–	51%
Nihon Mini Motor Co. Ltd.	Sales and marketing	Japan	JPY330,000,000	–	100%
Outperform Group Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%
Poly-Flex Circuits Limited	Manufacturing	United Kingdom	2,000,000 shares of GBP1 each	–	100%
Parlex (Europe) Limited	Trading	United Kingdom	1 share of GBP 1 each	–	100%
Parlex USA Inc.	Manufacturing, R&D, sales and marketing	United States of America	100 shares issued with no par value	–	100%
Parlex Dynaflex Corporation	Manufacturing	United States of America	1,000 shares issued with no par value	–	100%
Parlex Polymer Flexible Circuits, Inc.	Manufacturing	United States of America	1,000 shares of US$1 each	–	100%
Parlex Asia Holdings Limited	Investment holding	British Virgin Islands	2,000 shares of US$1 each	–	90.1%
Parlex Asia Pacific Limited	Trading	Hong Kong	14,698 shares of HK$1 each	–	100%
Parlex (China) Investment Limited	Investment holding	British Virgin Islands	1,000 shares of US$1 each	–	100%
Parlex (Shanghai) Interconnect Technologies Co. Ltd.	Manufacturing	China	US$5,000,000 with US$10,000,000 paid up	–	100%
Parlex (Shanghai) Interconnect Products Co. Ltd.	Manufacturing	China	US$15,000,000 with US$28,000,000 paid up	–	100%
Parlex (Shanghai) Circuit Co. Ltd.	Manufacturing	China	US$5,000,000 with US$10,000,000 paid up	–	90.1%
Saia-Burgess Electronics Holding AG	Investment holding	Switzerland	643,200 shares of CHF 50 each	–	100%
Saia-Burgess Murten AG	R&D, manufacturing, sales and marketing	Switzerland	5,000 shares of CHF 1,000 each	–	100%
Saia-Burgess Controls AG	R&D, manufacturing, sales and marketing	Switzerland	100 shares of CHF 1,000 each	–	100%
Saia-Burgess Cetronic AG	Sales	Switzerland	700 shares of CHF 1,000 each	–	100%

47. Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Saia-Burgess Gateshead Limited	Manufacturing, R&D, sales and marketing	United Kingdom	7,000,100 shares of GBP 1 each	–	100%
Saia-Burgess Oldenburg GmbH & Co. KG	Manufacturing, R&D, sales and marketing	Germany	EUR 15,338,800	–	100%
Saia-Burgess Dresden GmbH	Manufacturing and R&D	Germany	1 share of EUR 25,600 each	–	100%
Saia-Burgess Halver GmbH & Co. KG	Manufacturing, R&D, sales and marketing	Germany	1 share of EUR 1,022,600 each	–	100%
Saia-Burgess Deutschland GmbH	Sales and marketing	Germany	1 share of EUR 511,300 each	–	100%
Saia-Burgess Industry PL Sp.zo.o.	Manufacturing	Poland	417 shares of PLN 873.25 each	–	100%
Saia-Burgess Poland Sp.zo.o.	Manufacturing	Poland	100 shares of PLN 500 each	–	100%
Saia-Burgess Paris Sarl	Sales and marketing	France	125,000 shares of EUR 16 each	–	100%
Saia-Burgess Milano S.r.l.	Sales and marketing	Italy	EUR 3,700,000	–	100%
Saia-Burgess Österreich GmbH	Sales and marketing	Austria	EUR 40,000	–	100%
Saia-Burgess Benelux B.V.	Sales and marketing	Netherlands	EUR 135,000	–	100%
Saia-Burgess Controls Kft.	Sales and marketing	Hungary	HUF 5,000,000	–	100%
Saia-Burgess Hatvan Kft.	Manufacturing	Hungary	HUF 30,000,000	–	100%
Saia-Burgess Ózd Kft	Manufacturing	Hungary	HUF 16,470,000	–	100%
Saia-Burgess Monastir C.S.	Manufacturing	Tunisia	1,000 shares of TND 20 each	–	100%
Saia-Burgess USA Inc.	Sales and marketing	United States of America	10,000 shares of USD 60 each	–	100%
Saia-Burgess Inc.	Manufacturing, R&D, sales and marketing	United States of America	10,000 shares of USD 1,260 each	–	100%
Saia-Burgess Automotive Inc.	R&D, manufacturing, sales and marketing	United States of America	2,000 shares of USD 500 each	–	100%

47. Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Saia-Burgess Automotive Actuators Inc (formerly CEJ Ltd)	R&D, manufacturing, sales and marketing	United States of America	USD 8,000,000 with USD 13,095,240 paid in capital	–	100%
Saia-Burgess Canada Co. Inc.	Sales and marketing	Canada	80,000 shares of CAND$1 each	–	100%
Saia-Burgess Guangzhou Ltd.	Manufacturing	China	US$2,350,000	–	100%
Saia-Burgess (HK) Limited	Sales and marketing	Hong Kong	2 shares of HK$10 each	–	100%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	–
Trade Triumph Group Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
V Motor (China) Limited	Manufacturing and sales	China	US$6,000,000 with US$8,000,000 paid up	–	100%
V Motor Limited	Trading and research and development	Hong Kong	1 share of HK$1 each	–	100%
JOINTLY CONTROLLED ENTITIES					
CJ Electric Systems Co. Ltd	Manufacturing	China	US$2,200,000 with US$4,000,000 paid up	–	50%
Shanghai Ri Yong-JEA Gate Electric Co., Ltd.	Manufacturing	China	US$17,000,000	–	50%
ASSOCIATED COMPANIES					
FG Microdesign S.r.l.	Manufacturing	Italy	100,000 shares of EUR0.52 each	–	40%
Burgess Defond Limited	Manufacturing	Hong Kong	100,000 shares of HK$1 each	–	25%
Shenzhen SMART Micromotor Co. Ltd.	Manufacturing	China	RMB17,388,000	–	49%
MiCS MicroChemical Systems SA	R&D, sales and marketing	Switzerland	CHF 5,670,182	–	34.9%
IP Trading GesmbH	Sales and marketing	Austria	EUR 35,000	–	49%

JOHNSON ELECTRIC GROUP
TEN-YEAR SUMMARY

	1997	1998	1999
	US$'000	US$'000	US$'000
Consolidated Profit and Loss Account			
Turnover	335,906	362,771	367,557
Profit before income tax	60,006	88,159	111,207
Income tax expenses	(3,585)	(7,312)	(5,560)
Minority interests	–	–	–
Profit attributable to shareholders	56,421	80,847	105,647
Consolidated Balance Sheet			
Intangibles	–	–	–
Properties, plant and equipment	197,351	185,692	180,277
Investment properties	–	–	–
Leasehold land and land use rights	–	–	–
Jointly controlled entities	–	–	–
Associated companies	–	–	–
Investment securities / Available-for-sale financial assets	3,782	4,793	5,770
Investment in finance leases	31,970	35,038	33,188
Deferred income tax assets	–	–	–
Net current assets	213,786	272,967	358,787
Employment of funds	446,889	498,490	578,022
Share capital	4,938	5,925	5,925
Reserves	412,797	461,522	525,540
Proposed dividends	9,382	14,814	29,627
Minority interests	–	–	–
Total equity	427,117	482,261	561,092
Long term loans / other provisions	8,000	3,999	3,000
Deferred income tax liabilities	11,772	12,230	13,930
Funds employed	446,889	498,490	578,022
Basic earnings per share (US cents) *	1.55	2.20	2.88
Fully diluted earnings per share (US cents)	N/A	N/A	N/A
Dividend per share (US cents)	3.5	4.5	4.5
Shareholders' funds per share (US cents) *	11.6	13.1	15.3

* *Restated to reflect subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.*

2000	2001	2002	2003	2004	2005	**2006**
					(Restated)	
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	**US$'000**
677,144	790,190	773,660	955,339	1,050,707	1,143,783	**1,526,328**
155,268	136,171	125,936	174,202	134,533	156,446	**116,251**
(22,172)	9,431	(15,289)	(24,788)	(17,956)	(15,193)	**(21,884)**
(9)	(2)	(2)	(2)	–	(24)	**(377)**
133,087	145,600	110,645	149,412	116,577	141,229	**93,990**
–	–	22,583	22,421	20,074	43,335	**631,592**
246,724	234,287	235,031	248,501	256,952	244,115	**378,543**
–	–	–	–	–	8,356	**17,202**
–	–	–	–	–	27,877	**25,355**
11,668	19,506	18,439	18,882	16,104	14,921	**16,494**
9,172	7,361	3,709	40	13,163	3,193	**2,271**
7,641	11,136	9,480	7,336	7,871	5,818	**5,294**
27,901	20,522	13,844	8,538	5,599	426	**152**
3,116	28,513	32,778	29,188	33,731	30,689	**32,662**
139,141	207,156	246,454	366,591	420,786	483,572	**400,400**
445,363	528,481	582,318	701,497	774,280	862,302	**1,509,965**
5,925	5,925	5,925	5,925	5,925	83,780	**81,412**
376,761	459,001	513,434	617,303	685,802	682,669	**724,093**
33,620	34,383	34,383	42,390	42,390	51,810	**40,035**
5	5	5	4	5	1,108	**10,264**
416,311	499,314	553,747	665,622	734,122	819,367	**855,804**
16,884	18,243	17,823	20,489	19,065	19,667	**566,092**
12,168	10,924	10,748	15,386	21,093	23,268	**88,069**
445,363	528,481	582,318	701,497	774,280	862,302	**1,509,965**
3.62	3.96	3.01	4.07	3.17	3.84	**2.56**
N/A	N/A	N/A	4.07	3.17	3.84	**2.56**
4.9	1.3	1.3	1.7	1.7	2	**1.7**
11.3	13.6	15.1	18.1	20.0	22.3	**23.3**

JOHNSON ELECTRIC HOLDINGS LIMITED

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com